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BIOVAIL CORPORATION INFORMATION FOR SHAREHOLDERS

Notice of Annual and Special Meeting of Shareholders & Management Proxy Circular
JUNE 28, 2005
YOUR PARTICIPATION IS IMPORTANT — PLEASE TAKE A MINUTE TO VOTE

                            TABLE OF CONTENTS

SECTION 1
VOTING INFORMATION	1
SECTION 2
BUSINESS OF THE MEETING	4
INFORMATION ABOUT THE CONTINUANCE OF BIOVAIL	5
INFORMATION RELATING TO BIOVAIL'S DIRECTORS	9
INFORMATION ABOUT BIOVAIL'S AUDITORS	13
SECTION 3
DISCLOSURE OF COMPENSATION AND RELATED INFORMATION	14
COMPENSATION OF DIRECTORS	14
REPORT ON EXECUTIVE COMPENSATION	15
INDEBTEDNESS OF DIRECTORS AND OFFICERS	27
DIRECTORS AND OFFICERS INDEMNIFICATION AND LIABILITY INSURANCE	27
SECTION 4
CORPORATE GOVERNANCE	28
PERFORMANCE GRAPH	35
OTHER MATTERS	35
REQUEST FOR DOCUMENTS	35
CERTIFICATE	36
APPENDIX A
RESOLUTION AUTHORIZING CONTINUANCE	37
APPENDIX B
RESOLUTION APPROVING BY-LAWS	43
APPENDIX C
RESOLUTION TO SET NUMBER OF DIRECTORS	57
APPENDIX D
RIGHTS OF DISSENTING SHAREHOLDERS	58
APPENDIX E
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	61
APPENDIX F
CHARTER OF THE BOARD OF DIRECTORS	71

YOUR VOTE IS IMPORTANT

Registered Shareholders

You have a certificate for your shares. You will have received a form of proxy from Biovail's transfer agent, CIBC Mellon Trust Company. Complete, sign and mail your form of proxy in the envelope provided. To vote in person at the meeting, please see "How do I exercise my vote and by what date?" on page 1 of this Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form. To vote in person at the meeting, please see "How do I vote if I am a non-registered shareholder" on page 2 of this Circular.

Interpretation

References to the "Circular" are to this management information circular. Except where the context otherwise requires, all references in this Circular to the "Company", "Biovail", "we", "us", "our" or similar are to Biovail Corporation and its subsidiaries, taken together. In this Circular, references to "US$" or "$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Circular are presented as at December 31, 2004 and all other information presented in this Circular is current to May 10, 2005.

SECTION 1 VOTING INFORMATION

What decisions will the shareholders be making at this meeting?

You will be asked to vote on five resolutions:

  •
  the continuance of Biovail under the Canada Business Corporations Act (the "CBCA");

  •
  the adoption of new by-laws to take effect upon the continuance of the Company;

  •
  setting the number of directors for election at the meeting and authorizing the directors to set the number of directors within the minimum and maximum number prescribed by the articles of the Company;

  •
  the election of each individual director of the Biovail Board of Directors for 2005; and

  •
  the appointment of an auditor for Biovail for 2005.

The Board of Directors recommends that you vote in favour of all of the resolutions.

Who is entitled to vote?

Each shareholder is entitled to one vote for each common share of Biovail (a "Common Share") registered in his or her name as of the close of business on May 10, 2005, the date of record for Biovail's Annual and Special Meeting of Shareholders on June 28, 2005 (the "Meeting"). If you transfer some of your Common Shares after that date to someone else and that person becomes a registered shareholder of Biovail, the new shareholder may vote the transferred shares at the Meeting, provided he or she has asked Biovail's transfer agent, CIBC Mellon, to include his or her name in the list of shareholders. This request must be made at least 10 days before the Meeting.

As at May 10, 2005, 159,399,527 Common Shares of Biovail were issued and outstanding and entitled to be voted at the Meeting.

How do I exercise my vote and by what date?

You may exercise your right to vote by attending and voting your shares in person at the Meeting or by mailing in the attached form of proxy.

Registered shareholders who attend the Meeting are entitled to cast one vote for each Common Share held on resolutions put before the Meeting. If you are a registered shareholder who will attend and vote in person at the Meeting, you do not need to complete or return the form of proxy. Upon arriving at the Meeting simply report to the desk of the transfer agent, CIBC Mellon, immediately outside the meeting room.

Non-registered shareholders should refer to the instructions on page 2 of this Circular under the heading "How do I vote if I am a non-registered shareholder".

If you choose to vote your shares using the form of proxy, your proxy form must be received by Biovail's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, not later than 5:00 p.m. (Toronto Time) on June 27, 2005.

What is a proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast votes on behalf of a registered shareholder.

Appointing a proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just write in the name of the person you would like to appoint in the blank space provided in the form of proxy. Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of CIBC Mellon upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, the persons designated in the form will be authorized to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you choose to vote your shares using the form of proxy, your proxy form must be received by Biovail's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, not later than 5:00 p.m. (Toronto Time) on June 27, 2005. If the Meeting is adjourned or postponed, CIBC Mellon must receive the form of proxy at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used.

Who is soliciting my proxy?

Biovail's management is soliciting your proxy for use at the Meeting. All associated costs of solicitation will be borne by Biovail. The solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by regular employees of Biovail for which no additional compensation will be paid. However, Biovail may, at its own expense, pay those entities holding Common Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals. Biovail anticipates that copies of this Circular and accompanying proxy will be distributed to shareholders on or about May 20, 2005.

How will my shares be voted if I give my proxy?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. Signing the form of proxy appoints Mr. Melnyk, or failing him, Dr. Squires, or failing them, Mr. Cancellera as your proxyholder to vote your shares at the Meeting. Unless otherwise specified, your shares will be voted at the Meeting as follows:

  •
  FOR the continuance of Biovail under the CBCA;

  •
  FOR the adoption of the new by-laws to take effect upon the continuance of the Company;

  •
  FOR setting the number of directors on the Board at seven and authorizing the directors to set the number of directors for election at future shareholders' meetings within the minimum and maximum number prescribed by the Company's articles;

  •
  FOR the election as directors of each of the nominees whose names are set out in this Circular;

  •
  FOR the appointment of Ernst & Young LLP as auditors.

If I change my mind, can I take back my proxy once I have given it?

Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation, and deposited at the office of CIBC Mellon at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the proxy being voted.

Your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The form of proxy also gives discretionary authority to proxy nominees with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting or other matters that may come before the Meeting.

As of the date of this Circular, Biovail's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to management should properly come before the Meeting, the shares represented by proxies in favour of the management nominees will be voted on in accordance with the best judgment of the proxy nominees.

How will the votes be counted?

For the election of directors to the Board and the appointment of auditors for the Company, the outcome of the vote will be determined by a majority of the votes cast by the holders of Common Shares. However, several special resolutions have been proposed, including the resolution regarding continuance of the Company under the CBCA and the resolutions relating to the adoption of new by-laws and setting the number of directors. Special resolutions differ from ordinary resolutions in that they require the approval of at least two-thirds of the votes cast by the Common Shareholders who vote in respect of such resolutions.

How do I vote if I am a non-registered shareholder?

The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a Voting Instruction Form which you must complete and sign. This form will constitute voting instructions that the intermediary must follow.

Alternatively, the intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to CIBC Mellon at the address set out under the heading "How can I contact the transfer agent?" on page 3.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill your own name, or the name of your appointee, in the space provided on the Voting Instruction Form or the signed form of proxy. An intermediary's Voting Instruction Form will likely provide corresponding instructions to cast your vote in person.

In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you need help.

If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and what procedures you should follow.

How can I contact the independent directors and Chairman?

You may contact the independent directors and Chairman with the assistance of Biovail Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3500
E-mail: ir@biovail.com

Who should I contact if I have questions concerning the Circular or form of proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the proxy form you may contact Kenneth G. Howling, Vice President, Finance and Corporate Affairs c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3500
E-mail: ir@biovail.com

How can I contact the transfer agent?

You may contact the transfer agent by mail:

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit 6
Toronto, Ontario M5A 4K9

or by telephone (within Canada and the United States):
1-800-387-0825

SECTION 2 BUSINESS OF THE MEETING

Continuance of Biovail under the CBCA

The Board of Directors is proposing that Biovail be continued under the CBCA. Details about the proposed continuance and its effects on you as a Biovail shareholder can be found starting on page 5. You will be asked to vote on a special resolution to authorize the continuance of Biovail under the CBCA.

New By-Laws

Biovail is currently governed by the Business Corporations Act (Ontario) (the "OBCA") and accordingly, its by-laws reflect the provisions of that statute. If the shareholders approve the continuance of Biovail under the CBCA, it will be necessary to adopt by-laws that reflect the provisions of the CBCA (the "New-By-Laws"). The text of the New By-Laws can be found in Schedule B to Appendix B. You will be asked to vote on a special resolution to approve these New By-Laws.

Setting the Number of Directors

You will be asked to set the number of directors for election at the Meeting at seven (the size of the Board will be increased to eight as soon as the proposed continuance is implemented). You will also be asked to authorize the Board of Directors to set the number of directors in future, within the range set out in Biovail's articles, which is a minimum of three directors and a maximum of 20 directors. This will allow the Nominating and Corporate Governance Committee (the "Governance Committee") and the Board to determine in advance of each meeting of shareholders that they are identifying and proposing for election to shareholders, that number of directors that will be most appropriate for the coming year (in view, among other things, of the skills and experience of the directors being proposed for election). The text of these special resolutions can be found in Appendix C to the Circular.

Election of the Board of Directors

Each of the eight nominees proposed for election to the Board of Directors of Biovail (or appointment immediately after the Meeting) are listed beginning on page 9. Biovail's Board of Directors has recently announced its adoption of a new practice for director election, which allows shareholders to cast separate votes (or withhold their votes) in respect of each candidate for election to the Board. We believe that this practice will provide for greater Board accountability and effectiveness.

If each of the eight individuals were elected at the Meeting, Biovail would not be in compliance with the residency requirements for its Board under the OBCA. Accordingly, Dr. Squires will not be elected at the Meeting. Instead, if the proposed continuance is approved at the Meeting, it is the intention of the Board to set the size of the Board at eight and appoint Dr. Squires as a director immediately after the continuance is effective.

Except for Jamie Sokalsky, Dr. Douglas Squires and William Wells, all of the nominees proposed for election (or appointment immediately after the Meeting) are currently directors of Biovail. All of the proposed nominees have established their eligibility and willingness to serve on the Board. Directors elected at the Meeting on June 28, 2005 will hold office until the next annual meeting of the Company or until their successors are elected or appointed.

The following pages provide the names of proposed nominees for election as directors (or appointment immediately after the Meeting), together with details about their background and experience. Also indicated for each nominee is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised on December 31, 2004 and the number of stock options held by each director. On page 12 of this Circular, you will find a record of attendance by directors at meetings of the Board of Directors and its committees during the 12 months ended December 31, 2004.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the election of the nominees whose names are set forth on the following pages. If, for any reason, at the time of the Meeting any of the nominees are unable to serve, and unless otherwise specified in the signed proxy, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Appointment of Auditors

The Board of Directors propose that the firm Ernst & Young LLP be appointed as auditors of Biovail for the 2005 fiscal year. Ernst & Young LLP has served as Biovail's auditors since July 22, 1999.

PRINCIPAL HOLDERS OF VOTING SHARES

As of May 10, 2005, the only persons or corporations who are known to own beneficially, directly or indirectly, or exercise control or direction over more than 10% of any class of the voting securities of Biovail are as follows:

			Percentage of all Common Shares Outstanding
Name of Beneficial Owner(1)	Type of Ownership	Number of Shares		Percentage of Voting Power
Eugene N. Melnyk Barbados, WI	Direct and Indirect	22,688,246	14.2%	14.2%
(1)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

INFORMATION ABOUT THE CONTINUANCE OF BIOVAIL

OVERVIEW

At the Meeting, you will be asked to consider and pass a special resolution authorizing the continuance (the "Continuance") of Biovail from the OBCA to the CBCA, subject to regulatory approval. The text of the special resolution (the "Continuance Resolution") is set out in Appendix A to this Circular. If shareholders approve the Continuance, upon the issuance of the certificate and articles of continuance (the "Articles of Continuance") of the Company, Biovail will be subject to the CBCA rather than the OBCA.

The CBCA requires fewer directors to be resident Canadians than is currently the case under the OBCA. The Board believes that this allows Biovail greater flexibility in attracting individuals with the experience and skills best suited to Biovail's needs to serve as directors. Furthermore, the CBCA permits financial statements to be prepared in accordance with generally accepted accounting principles ("GAAP") in the United States, eliminating the time and cost associated with also preparing financial statements in Canadian GAAP as is required under the OBCA. However, as detailed below, notes to the Company's financial statements will provide the relevant information about the material differences between Canadian GAAP and U.S. GAAP as they relate to Biovail's results.

The Board of Directors believes that the proposed Continuance is in the best interests of Biovail and unanimously recommends that shareholders vote in favour of the Continuance Resolution. A more detailed explanation of the reasons the Board is recommending to the shareholders that they approve the Continuance is set out on the following pages.

Shareholders who vote against the Continuance Resolution will be entitled to dissent and to require that Biovail acquire their shares at fair value. These rights of dissent are described in greater detail below.

REASONS FOR AND IMPACT OF THE CONTINUANCE

Residency Requirements

As part of Biovail's governance renewal project (please see page 28 of this Circular for further information), the Governance Committee of the Board considered the experience and skills that should be added to the Board. The Governance Committee retained Egon Zehnder International ("Egon Zehnder"), a leading international executive search firm, to assist it in identifying appropriate candidates. Based on this search, the Governance Committee and the Board have concluded that the OBCA requirement that a majority of the members of the Board and of any committee of the Board be resident Canadians unnecessarily limits the number of appropriately qualified candidates available to serve on the Board. The Governance Committee received advice that the CBCA requires that 25% of Biovail's directors be resident Canadians and that the CBCA imposes no residency requirements on committees of the Board. As a result, the Governance Committee considered and ultimately recommended the Continuance to the Board.

If the shareholders approve the Continuance, Biovail will continue to be subject to the Toronto Stock Exchange (the "TSX") listing requirement that at least two of its directors be resident Canadians.

Preparation of Financial Statements

Under the OBCA, Biovail is required to prepare financial statements in accordance with Canadian GAAP. The report of the auditor on those financial statements must be prepared in accordance with generally accepted auditing standards ("GAAS") in Canada. For its filings with the Securities and Exchange Commission (the "SEC"), Biovail is permitted to use Canadian GAAP and GAAS, however the financial statements must be reconciled with U.S. GAAP. Like many other Canadian issuers whose securities are listed on the New York Stock Exchange (the "NYSE"), Biovail chooses to prepare its financial statements in accordance with U.S. GAAP (and have them audited under U.S. GAAS) so its financial statements are comparable to those prepared by its major competitors. These annual audited financial statements are prepared in addition to the annual audited financial statements prepared in accordance with Canadian GAAP and Canadian GAAS for statutory reporting purposes.

Recent amendments to the CBCA permit CBCA corporations registered with the SEC to prepare financial statements and auditors' reports only according to U.S. GAAP. This will result in a reduction in costs for the preparation of financial statements as Biovail would only have to prepare one set of statements. For a period of two years after the Continuance, notes to the financial statements will provide the relevant information concerning the material differences between Canadian GAAP and U.S. GAAP as they relate to Biovail's results. Management does not believe that the adoption of U.S. GAAP by Biovail would have an impact on the stock market value of its Common Shares, nor have any material business or tax consequences for Biovail.

SUMMARY COMPARISON OF THE OBCA AND THE CBCA

Under the CBCA, shareholders are provided with materially the same rights as are available to shareholders under the OBCA, including:

  •
  rights of dissent and appraisal in respect of certain matters; and

  •
  rights to bring derivative actions and oppression actions.

However, there are some differences between the two statutory regimes. The following is a summary of differences between the OBCA and the CBCA that management believes may be material to shareholders. Please note that the summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations made thereunder for particulars of any differences between them. We advise that you consult with your legal or other professional advisors with regard to the implications of the Continuance that may be of importance to you.

Shareholder Proposals

Both the OBCA and the CBCA provide for shareholder proposals. Under the OBCA, any registered shareholder may submit shareholder proposals relating to matters that the shareholder wishes to raise at a shareholders' meeting. However, under the CBCA, the registered or beneficial shareholder must have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000 to be eligible to submit a shareholder proposal.

Solicitation

Under the OBCA, a person who solicits proxies, other than on behalf of management, must prepare and send a dissident's information circular in a prescribed form to each shareholder. Under the CBCA, a dissident's information circular is not required if proxies are solicited from 15 or fewer shareholders or if the solicitation is conveyed by public broadcast, speech or publication containing information that would be required to be included in the dissident's information circular. Furthermore, the CBCA excludes from the definition of solicitation a public announcement of how the shareholder intends to vote and the reasons for that decision and a communication for the purpose of obtaining the number of shares required for a shareholder proposal.

Fundamental Changes

The CBCA requires approval by a vote of all shareholders voting together, whether or not otherwise entitled to vote, on a number of matters relating to fundamental changes to a corporation, including an amalgamation or a continuance. The OBCA provides that only holders of shares entitled to vote thereon may vote on such events (absent circumstances giving rise to a class right to vote). The CBCA also contains a slightly broader range of "fundamental changes" which require the approval of 66 2/3% of all shareholder votes cast.

Indemnification of Directors and Due Diligence

In comparison to the OBCA, the CBCA permits (and in some cases requires) a company to indemnify its directors and officers in a slightly broader range of proceedings, including "investigative and other proceedings". The CBCA also permits a company to advance funds to a director or officer to cover the costs and expenses of a proceeding. The OBCA does not have an equivalent provision.

Under the CBCA, the due diligence defence available to directors is somewhat greater than under the OBCA. The CBCA provides that a director has complied with his or her fiduciary duty and duty of care if the director relied in good faith on certain financial statements and reports from experts.

Financial Assistance

The OBCA requires disclosure of financial assistance given by a company in connection with the purchase of shares of the corporation or its affiliates, or to shareholders, beneficial shareholders, directors, officers or employees of the corporation and its affiliates. The CBCA has no comparable requirement.

Registered Office

The OBCA requires that a corporation's head office be located in Ontario and that it may be relocated to a different municipality only with the approval of shareholders and a corresponding amendment to the corporation's articles. The CBCA provides that a corporation's registered head office may be located in any province in Canada and may be changed without approval of the shareholders or amendment to the articles.

Place of Shareholders' Meetings

Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the company or if all the shareholders entitled to vote at the meeting agree to a meeting at such place outside Canada.

Telephonic or Electronic Meetings

Under the OBCA, a meeting of shareholders may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. The Company's current articles and by-laws are silent as to the holding of shareholders' meetings by such means. Under the CBCA, a company does not require its articles or by-laws to expressly permit the holding of meetings of shareholders by telephonic or electronic means in order to do so. If a company provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means.

Record Date for Shareholders' Meetings

Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than 10 days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

Place of Directors' Meetings

The OBCA requires that meetings of the board of directors of a corporation occur at that corporation's head office. Under the CBCA, the directors may meet at any place within or outside of Canada, unless the articles or by-laws stipulate otherwise.

ARTICLES OF CONTINUANCE

If the Continuance is approved by the shareholders and implemented, Biovail's Articles of Continuance will include several provisions not in its current Articles of Amalgamation. The share conditions for the Common Shares will be set out in the Articles of Continuance. The text of these share conditions is set out in Schedule A to Appendix A to this Circular. The OBCA provides that the right of holders of Biovail's Common Shares to one vote for each share at all meeting of shareholders (other than meetings of the holders of another class of shares), or to receive the remaining property of the corporation upon dissolution, does not need to be set out in the articles. It further provides that the directors may declare dividends (subject to certain restrictions). However, the CBCA requires that the articles may provide for more than one class of shares. Where this is the case, the rights, privileges and restrictions and conditions attaching to the shares of each class must be set out in the articles. Accordingly, the rights, privileges and restrictions and conditions attaching to Biovail's Common Shares will be set out in the Articles of Continuance. There is no material difference between the rights of holders of Biovail's Common Shares under the OBCA and the rights which the holders of Biovail's Common Shares will enjoy as a result of the share conditions being proposed in the Articles of Continuance.

The CBCA also provides that the directors may, if the articles of the corporation so provide, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders. It further provides that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The OBCA includes a similar provision allowing directors to appoint additional directors, but does not require that this be provided for in the articles. The Board believes that it is appropriate for it to be able to add directors between meetings of shareholders in this fashion in order to be able to allow individuals with the appropriate skills and experience to be able to contribute to the work of the Board as soon as they become available. If the Continuance proceeds, the Articles of Continuance will permit the directors to appoint one or more additional directors, subject to the limitations described above.

RIGHT OF DISSENT

Section 185 of the OBCA enables shareholders entitled to vote on the Continuance Resolution to send Biovail a written objection to the resolution. A dissenting shareholder becomes entitled, if and when the Continuance Resolution becomes effective, to have

Biovail purchase all of their Common Shares at the fair value, which is determined at the close of business on the day before the Continuance Resolution is adopted. If you vote any of your Common Shares in favour of the Continuance Resolution or if the Board chooses not to proceed with the continuance, you will not be entitled to dissent. A brief summary of the provisions of Section 185 of the OBCA is set out below.

The following summary does not purport to provide a comprehensive statement of the procedures to be followed if you wish to exercise your right of dissent. Please note that Section 185 of the OBCA requires strict adherence to the procedures it sets out. A failure to follow these procedures may result in the loss of your dissent rights. Accordingly, if you wish to exercise your right of dissent, you should carefully consider and comply with the provisions in Section 185 of the OBCA, the full text of which is set out in Appendix D to this Circular.

Each dissenting shareholder of Biovail who wishes to exercise dissent rights is required to send a written objection to the Continuance Resolution to Biovail at or prior to the Meeting. Any such correspondence should be directed to Kenneth G. Howling c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000    Fax: 905-286-3500
E-mail: ir@biovail.com

Please note that, for the purposes of Section 185 of the OBCA, the execution or exercise of the proxy accompanying this Circular does not constitute a written objection. Within 10 days following the approval of the Continuance Resolution by shareholders, Biovail would be required to notify each dissenting shareholder of such approval. Within 20 days of the receipt of the notice from Biovail,(1) dissenting shareholders must then send to Biovail a written notice containing:

  •
  their name and address;

  •
  the number of Common Shares in respect of which he/she dissents; and

  •
  a demand for payment of the fair value of such Common Shares.

Within the 30 days following a shareholder sending in this notice, a dissenting shareholder is also required to send to Biovail or its transfer agent, CIBC Mellon, the share certificate(s) representing all of that shareholder's Common Shares. If Biovail's continuance under the CBCA becomes effective, Biovail will be required to:

  •
  determine the fair value of the Common Shares; and

  •
  make a written offer to pay the fair value, as determined, to the dissenting shareholder.

If Biovail fails to make such an offer, or if a dissenting shareholder fails to accept such an offer, within 50 days after the continuance is effective, Biovail may apply to the court to have the court fix the fair value of the Common Shares. In the absence of such an application by Biovail, within a further 20 day period, a dissenting shareholder may apply to the court for the same purpose.

Under the OBCA, a shareholder may only make a claim under the dissent provisions in regard to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right of dissent under Section 185 in respect of shares that are registered in that holder's name.

In many cases, shares beneficially owned by a person are registered in the name of an intermediary with which the non-registered shareholder deals (e.g., a securities dealer) or in the name of clearing agency (such as the Canadian Depository for Securities) in which the intermediary is a participant. Accordingly, a non-registered shareholder will not be entitled to dissent unless the Biovail Common Shares are re-registered in the non-registered shareholder's name. If you are a non-registered shareholder who wishes to exercise dissent rights, you should immediately ask your intermediary to tell you how to exercise your dissent rights.

(1)
Should a dissenting shareholder fail to receive such notice, the applicable time frame would be 20 days of learning of the adoption of the Continuance Resolution.

INFORMATION RELATING TO BIOVAIL'S DIRECTORS

Election of Directors

The persons listed below are being recommended for individual election as directors of Biovail at the Meeting (or for appointment by the Board as soon as the Continuance becomes effective).

If each of the individuals listed below were elected at the Meeting, Biovail would not be in compliance with the residency requirements for its Board under the OBCA. Accordingly, Dr. Squires will not be elected at the Meeting. Instead, if the Continuance is approved at the Meeting, it is the intention of the Board to pass a resolution increasing the size of the Board to eight and to appoint Dr. Squires as a director immediately upon the Continuance becoming effective. Biovail will then be in compliance with the residency requirements imposed on the Board under the CBCA. If the Continuance is not approved at the Meeting, it is the intention of the Board to appoint Dr. Squires as director immediately upon the Board identifying a further Canadian resident whom it also wishes to appoint as a director. Shareholders are being asked to indicate whether they wish Dr. Squires to serve as a director in accordance with the foregoing in the same way as they indicate their wish for the other nominees to serve, that is, by so indicating on their proxy or by voting in person at the Meeting.

If elected (or appointed subsequent to the Meeting) each of the individuals listed below will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of the individuals below are current directors of the Company, except for Mr. Sokalsky, Dr. Squires and Mr. Wells. The term of office for the current directors will expire at the Meeting.

The following table sets out information with respect to the nominees (for election at the Meeting and for appointment upon the Continuance becoming effective), including where they live, years served as a director, all positions and offices held by them with the Company (or whether they are first time nominees to the Board), principal occupations or employment during the past five years, the other corporations of which they are directors, and the number of shares and options they own — beneficially, directly or indirectly. The number of Options as set out below indicate options awarded to directors under the Company's stock option plans (as discussed in the following pages, commencing in 2005, directors will receive deferred share units rather than options). The number of Call Options set out below indicate options acquired through market transactions and reflect the number of Common Shares that may be acquired on the exercise thereof. Information as to securities beneficially owned and securities over which control or direction is exercised is not within Biovail's knowledge and therefore has been provided by each nominee.

For information regarding the proposed composition of the committees of Biovail's Board after the Meeting, please see "Section 4: Corporate Governance — Governance Renewal — Composition of Committees" on page 29 of this Circular.

Eugene N. Melnyk, of St. Michael, Barbados, WI, is Executive Chairman of the Board. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. Mr. Melnyk became Executive Chairman of the Board in November 2004. He has been the Chairman and a Director since March 1994 when Biovail's predecessors, Trimel Corporation and Biovail Corporation International ("BCI"), amalgamated. From October 1991 to March 1994, Mr. Melnyk served as Chairman of the Board of BCI and was instrumental in acquiring, financing and organizing the businesses of that company. Mr. Melnyk also founded Trimel Corporation, a leading Canadian medical publisher, and served as its President and Chief Executive Officer from 1983 through July 1991. Mr. Melynk is also a member of the boards of the Ottawa Senators Foundation, the New York Racing Association, the National Hockey League Board of Governors, the Thoroughbred Owners and Breeders Association and the Grayson Jockey Club Research Foundation and is an Honorary Director of Help Us Help the Children, Canada Benefactor of the Tourette Syndrome Association and an Honorary Director of the Belmont Child Care Association.	20,127,946 Common Shares 2,127,800 Options 3,000,000 Call Options

Wilfred G. Bristow, of Campbellville, ON, Canada, has been a Director of Biovail since the amalgamation of Biovail's predecessors, Trimel Corporation and BCI in 1994. From January 1993 to February 1994, he was a Director of BCI. Mr. Bristow has been a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment banking firm since December 1991. From September 1975 to December 1991, he served as Vice President and director of Richardson Greenshields of Canada, an investment banking firm.	Chairman of Governance Committee Member of Compensation Committee 15,000 Common Shares 60,000 Options

Dr. Laurence E. Paul, of Los Angeles, CA, U.S.A., was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Capital, LLC, a leveraged buyout and principal investment company based in Santa Monica, CA. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York based securities and brokerage firm and then Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's effort in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul also sits on the boards of Morton's Restaurant Group, Ampco-Pittsburgh Corp., Harvard Medical School, the Biomedical Services Division of the American Red Cross, and the Los Angeles Chapter of the American Red Cross.	Chairman of Compensation Committee Member of Audit Committee 40,000 Common Shares 30,000 Options

Sheldon Plener, of Toronto, ON, Canada, was elected to the Board of Directors in June 2002. He is also a member of the boards of SMC Hockey Corp. and Capital Sports & Entertainment Inc. and its affiliates. Mr. Plener is a senior partner in the Business Law practice group at the law firm of Cassels Brock & Blackwell LLP. He has been practising with the firm since 1978. During his tenure with the firm he has been a Managing Partner, a member of the firm's Executive and Operations Committee and a Chairman of its Finance Committee. Mr. Plener has been lead counsel to many public and private clients in a broad range of industries, including the pharmaceutical sector.	Member of Compensation Committee 1,000 Common Shares 30,000 Options

Michael R. Van Every, of Nobleton, ON, Canada, was elected to the Board of Directors in June 2004. He is also a member of the boards of Kelman Technologies Inc., which services oil and gas exploration companies, Woods Canada Limited, Erewhon Brands International Limited and The Jockey Club of Canada. Mr. Van Every is a chartered accountant and was, until 2004, a partner in the professional services firm of PricewaterhouseCoopers LLP. He has practised public accounting since 1966. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies.	Chairman of Audit Committee Member of Governance Committee 2,000 Common Shares 10,000 Options

Dr. Douglas J.P. Squires, of Villanova, PA, U.S.A., is the Chief Executive Officer of Biovail. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the United States and the Pacific Rim.	Chief Executive Officer and first time Board nominee 10,000 Common Shares 200,000 Options

Jamie C. Sokalsky, of Toronto, ON, Canada assumed the responsibilities of Executive Vice President and Chief Financial Officer of Barrick Gold Corporation ("Barrick") in May 2004. Previously, Mr. Sokalsky had been the Senior Vice President and Chief Financial Officer since March 1999 and Vice President and Treasurer, directing the financial operations of Barrick since December 1993. Prior to joining Barrick, Mr. Sokalsky spent 10 years in various financial capacities at George Weston Ltd. Mr. Sokalsky has a B.Comm. (Hons.) degree and received his chartered accountant designation in 1982.	First time Board nominee Mr. Sokalsky does not hold any Common Shares or options.

William M. Wells, of Briarcliff Manor, NY, U.S.A. has served as Chief Financial Officer of Bunge Limited, a U.S. headquartered company in the global agribusiness, fertilizer and food product industries, since January 2000 and is a director or officer of a number of fully consolidated subsidiaries of Bunge Limited. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its Sarbanes-Oxley compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a member of the Standard & Poor's Corporate Issuer Advisory Board.	First time Board nominee Mr. Wells does not hold any Common Shares or options.

ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS

The following tables summarize the attendance of directors at Board and Committee Meetings held during their tenure on the Board during 2004:

Summary of Attendance of Directors For the 12-month period ended December 31, 2004	Board Meetings Attended	Committee Meetings Attended
Eugene N. Melnyk(1)	14 of 14	N/A
Wilfred G. Bristow(2)	14 of 14	16 of 16
Dr. Laurence E. Paul(3)	14 of 14	23 of 23
Sheldon Plener	13 of 14	15 of 16
Michael R. Van Every(4)	5 of 5	5 of 5

Summary of Board and Committee Meetings Held For the 12-month period ended December 31, 2004
Board	14
Audit Committee	9
Compensation Committee	10
Governance Committee	6
Total number of meetings held	39

Directors who are not standing for re-election on June 28, 2005, or who have retired during the year, and attended meetings during the 12-month period ended December 31, 2004, are as follows:

Paul Haddy(5)	8 of 9 Board meetings
4 of 4 Audit Committee meetings
Rolf K. Reininghaus(6)	13 of 14 Board meetings
Roger D. Rowan(7)	14 of 14 Board meetings
9 of 9 Audit Committee meetings
2 of 2 Governance Committee meetings

(1)
As Executive Chairman of the Board, Mr. Melnyk is not a member of any Board committees, but attends meetings of all Committees at the request of the Board.

(2)
Mr. Bristow was appointed Chairman of the Governance Committee effective June 25, 2004.

(3)
Dr. Paul was appointed Chairman of the Compensation Committee effective June 25, 2004. Dr. Paul was a member of the Governance Committee until June 2004 and attended all scheduled Governance Committee meetings until such time.

(4)
Mr. Van Every was appointed Chairman of the Audit Committee and appointed to the Governance Committee effective June 25, 2004 and attended all scheduled Audit and Governance Committee meetings after his appointment.

(5)
Mr. Haddy left the Board effective June 25, 2004, but attended all scheduled Board and Audit Committee meetings prior to that date.

(6)
As Senior Vice President, Corporate & Strategic Development of Biovail, Mr. Reininghaus was not a member of any Board committees. Mr. Reininghaus will not be standing for re-election at this year's Meeting.

(7)
Mr. Rowan was appointed to the Governance Committee in June 2004 and attended all Governance Committee meetings thereafter. Mr. Rowan will not be standing for re-election at this year's Meeting.

INFORMATION ABOUT BIOVAIL'S AUDITORS

Appointment of Auditors

The Audit Committee recommended to the Board that Ernst & Young LLP, Chartered Accountants be put before the shareholders for re-appointment as the auditors of Biovail to serve until the close of the next annual meeting of shareholders. The Board has accepted and endorsed this recommendation. Ernst & Young LLP have served as the auditors of Biovail since July 22, 1999. Representatives of the auditors will be in attendance and available to answer questions at the Meeting.

Auditors' Fees

Fees payable for the years ended December 31, 2003 and December 31, 2004 to Ernst & Young LLP were $1.7 million and $1.6 million, respectively. Management negotiates with the auditors of Biovail on an arm's length basis in determining the fees to be paid to the auditors and then discusses with, and obtains the approval of, the Audit Committee. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to Biovail. Biovail believes that the fees negotiated in the past with the auditors have been reasonable and would be comparable to fees charged by other auditors providing similar services.

Fees Paid to Ernst & Young LLP

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Services	$1,158,000	$1,197,000
Audit Related Services	$333,000	$378,000
Tax Services	$153,000	$133,000
Total	$1,644,000	$1,708,000

Audit-Related Services

Biovail's Audit Committee believes that the provision of these non-audit services is compatible with maintaining Ernst & Young LLP's independence. Ernst & Young LLP did not provide any financial information systems design or implementation services to Biovail during 2004.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of Biovail to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld.

SECTION 3 DISCLOSURE OF COMPENSATION AND RELATED INFORMATION

COMPENSATION OF DIRECTORS

There are currently seven directors on the Biovail Board. As members of management, neither Mr. Melnyk nor Mr. Reininghaus receive any of the director's fees outlined below. For more on Mr. Melnyk's compensation, please see page 19 of this Circular. In 2004, Biovail's directors were compensated through a combination of an annual retainer, committee chair retainers, committee member retainers and meeting fees. Biovail also pays travel fees in connection with meetings and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. For the fiscal year ended December 31, 2004, the total remuneration paid to directors was $398,500.

  •
  annual retainer: $30,000 per year

  •
  meeting fee: $1,500 for each Board or Committee meeting; $750 for each Committee meeting held on the same day as a Board meeting

  •
  Committee Chair retainers: Audit Committee $20,000; Nominating and Corporate Governance Committee $5,000; and Compensation Committee $5,000

  •
  Audit Committee member retainer: $10,000; other Committee member retainers: $5,000

  •
  special assignments: $1,500 per day for a total of $11,250

  •
  reimbursement for related travel and out-of-pocket expenses

In addition, in June 2004, each director received a grant of 10,000 options having an exercise price of $18.75(1) and an expiry date of June 25, 2009.

Special assignments involve additional time that individual directors spend on Board-related matters outside of regular meetings, including matters such as CEO recruitment and litigation.

(1)
The US$18.75 was converted from C$25.32 using the rate of exchange on that day, being the closing price on the NYSE as of June 24, 2004.

Share Ownership Policy

The Board believes that the long-term economic interests of its directors should be aligned with those of shareholders. Accordingly, the Board has adopted deferred share unit arrangements for its directors and has eliminated granting options to directors. Commencing with the Board meeting following the Meeting, a significant portion of each director's annual retainer (currently 70%) will be paid in deferred share units (please see the description below), with the balance paid as a cash retainer. Directors may not receive any payment in respect of those units until he or she dies, retires or withdraws from the Board.

Deferred Share Unit Plan for Directors (the "DSU Plan")

On May 4, 2005, the Board adopted a DSU Plan for its directors, which entitles all directors to receive grants of deferred share units ("DSUs"). Thus, each director other than the Executive Chairman or any director who is an employee of Biovail, receives an annual grant of units under the DSU Plan. A DSU is an amount owed by Biovail to the director having the same value as one Common Share of Biovail. The DSU Plan is intended to enhance Biovail's ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment of interests between directors and shareholders. Some of the key features of the plan are described below:

  •
  directors are awarded a portion of their annual compensation, and may elect to receive up to 100% of their annual retainer fees (and all or part of their annual committee retainer, as applicable), in the form of DSUs;

  •
  under the DSU Plan, directors are credited with DSUs immediately following their election, re-election or appointment as members of the Board. The number of DSUs is credited calculated by dividing the amount allocated to DSUs by Biovail with the average trading price of the Common Shares on the TSX for the last five trading days prior to the date in question; and

  •
  a DSU is initially equal to the market value of a Biovail Common Share at the time directors are credited with units. DSUs are maintained until such time as a director leaves the Board, thereby tracking an ongoing equity stake in Biovail's performance. When a director ceases to be a member of the Board, he or she will receive a cash payment equal to the market value of the director's DSU entitlement at the time of redemption, less applicable tax withholdings.

REPORT ON EXECUTIVE COMPENSATION

MANDATE OF THE COMPENSATION COMMITTEE

The mandate of the Compensation Committee of the Board (the "Committee") includes responsibility for reviewing and approving compensation for Biovail's Executive Chairman and Chief Executive Officer and for recommending to the Board compensation for the other members of Biovail's senior management team, and administrating the Company's incentive compensation plans and equity-based plans. The Committee discharges its responsibilities pursuant to a written charter. Over the last several months, the Committee has worked with the Governance Committee to review and recommend to the Board certain amendments to its charter to provide greater detail about the duties and responsibilities of the Committee and its relationship with management. The Committee intends to review its charter annually in order to respond to regulatory developments and the needs of the Company. A copy of the amended charter of the Compensation Committee, approved by the Board, has been posted on Biovail's Web site (www.biovail.com).

Independence of the Committee

The Committee is currently comprised of Dr. Laurence Paul (Chairman), Sheldon Plener and William Bristow. Each of the members of the Committee is independent under each of the tests established by legal and stock exchange requirements to which Biovail is subject. All the members of the Committee are independent, non-employee directors.

Mr. Plener has absented himself from discussions relating to the compensation of the Executive Chairman because he is a partner in a law firm which has in the past advised the Executive Chairman on matters unrelated to Biovail.

If the individuals being proposed for election in this Circular are elected by the shareholders at the Meeting, the Board intends to combine the Compensation Committee with the Governance Committee, as the two committees will be comprised of the same individuals. That committee will be chaired by Mr. Bristow. Dr. Paul and Mr. Van Every will be the other members of that committee.

Independence of the Committee's Process

In December 2004, the Committee retained Mercer Human Resources Consulting Limited ("Mercer Consulting") to provide advice on compensation trends and issues. Since that time, the Committee has worked with Mercer Consulting to determine the appropriate comparator group (being the group of companies the Committee looks to for comparative purposes in establishing Biovail's executive compensation). The Committee has received written reports from Mercer Consulting and has met with Mercer Consulting without management present to discuss those reports.

General Compensation Philosophy

In discharging its responsibilities, the Committee seeks to ensure that overall compensation for executive officers is competitive in today's market. However, the Committee also recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain Biovail's position as a leader within its segment of the pharmaceutical industry. This is particularly true for the most senior officers of Biovail, who have a significant influence on corporate performance.

The Committee believes that compensation paid to executive officers should be closely aligned with the Company's performance on both a short-term and long-term basis. As such, the Committee has established three specific goals for Biovail's executive compensation policy:

  •
  to attract, motivate and retain key personnel;

  •
  to link executive compensation to overall corporate performance; and

  •
  to motivate officers to act in the best interests of shareholders.

Comparator Groups

With the assistance of Mercer Consulting, the Committee has identified a group of companies which it uses as its "comparator group". The Committee seeks to ensure that the compensation of Biovail's CEO and management team is comparable to that of similar-sized organizations.

In selecting the comparator group, particular focus was given to executive compensation practices within the highly competitive pharmaceutical industry generally as well as within corporations of comparable market capitalization, both in Canada and the United States.

Based on this analysis, the Committee has established a comparator group of similar-sized U.S. pharmaceutical companies consisting of Forest Laboratories, Inc., Allergan Inc., Barr Pharmaceuticals, Inc., Mylan Laboratories Inc., Ivax Pharmaceuticals, Inc., Invitrogen Corporation, Watson Pharmaceuticals, Inc., Charles River Laboratories International, Inc., Cephalon, Inc., Endo Pharmaceuticals Holdings Inc., Valeant Pharmaceuticals International, Andrx Corporation and Kos Pharmaceuticals, Inc. ("Kos Pharmaceuticals"). Because Biovail attracts talent not only from similar-sized pharmaceuticals but also from large pharmaceuticals in the U.S., the Committee also reviewed compensation practices of a small group of large U.S. pharmaceutical companies which includes Johnson & Johnson, Pfizer Inc., Abbott Laboratories, Merck & Co., Inc., Eli Lilly and Company, Wyeth, Bristol-Myers Squibb Company and Schering-Plough Corporation to supplement this comparator group in addition to some Canadian companies of similar size to Biovail.

COMPONENTS OF COMPENSATION PACKAGE

The compensation package for executive officers has three components:

  •
  competitive base salaries;

  •
  cash bonuses under the annual incentive program; and

  •
  stock options under the annual incentive program.

The overall compensation of the Named Executive Officers is set out under "Compensation of Named Executive Officers" on page 20 of this Circular and is based on corporate performance and an evaluation of the results of each officer's individual contribution.

The chart below sets out the relative weighting of each component of the total compensation target for each category of Named Executive Officers.

	Base Salary	Short- Term Incentive	Long- Term Incentive (Options)
Title	Percentage of Target Total Direct Compensation
Executive Chairman	24%	0%	76%
Chief Executive Officer	32%	16%	52%
Senior Vice Presidents	31%	16%	53%

Base Salary

Each year, the Committee reviews the individual salaries of the executive officers, including the Named Executive Officers. As described above, we compare the Company's salary structure not only to the Company's comparator group, but also to other large U.S. pharmaceuticals and certain Canadian companies. The Committee targets that each officer's compensation package is in the 50th percentile of each component (base salary, annual incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group of companies. This allows us to respond better to changing business conditions, manage salaries, and minimize the automatic racheting up of salaries due to narrow competitive targets. If needed, adjustments are made to reflect market trends, individual performance, the executive's role in the organization, and level of experience. This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives. This orientation applies uniformly throughout the Company for all employees and determines how the Committee sets the salaries of the CEO and other senior executives.

Annual Incentive Program

Biovail believes incentive pay rewards employees for their contribution to the Company's overall performance. All Biovail executives participate in the Management Incentive Compensation Program (the "MICP"). The MICP has two elements:

  •
  cash bonuses; and

  •
  options.

Please see "Stock Option Plans" below for a description of the granting of options.

The Chief Executive Officer may receive up to 75% of his base salary in the form of a cash bonus. The other Named Executive Officers may receive up to 50% of base salary in the form of a cash bonus. Because we place a major emphasis on the achievement of financial goals and operating results of the Company each year, it is expected that cash bonus payments may vary significantly year over year. The objective is to give executives a strong incentive to maintain focus on continuous improvement of results and meeting corporate objectives. In addition, this element of the compensation program provides emphasis on short-term milestones against which we measure progress toward strategic goals. These milestones include annually set financial, commercial and research and development and other objectives targeted to the executive's area of responsibility. In addition, milestones in respect of the Company's key strategic initiatives applicable to an executive's area of responsibility are also included to ensure that the executive's short-term incentives are aligned with the Company's longer term goals. Annually, the Board approves Biovail's strategic plan for the year. This plan forms the basis of the three benchmarks used to award incentives under Biovail's annual incentive program:

  •
  25% of the target bonus is based on achievement of certain predetermined corporate goals which include strategic, operational and financial goals during the fiscal year;

  •
  50% based on achievement of divisional objectives; and

  •
  25% based on achievement of personal objectives.

For the Chief Executive Officer, the annual incentive program uses two benchmarks: 75% is based on achievement of corporate goals and the remaining 25% is based on the achievement of personal objectives.

For 2004, the bonus payments awarded to the Named Executive Officers reflect the Committee's evaluation of the above measures and the corporate goals accomplished through the achievement of target diluted earnings per Common Share ("earnings per share"). By using this earnings per share target as the basis for determining the amount of each executive officer's corporate performance-based bonus, Biovail is giving recognition to the fact that management of the

Company is shared by the Chief Executive Officer and the other Named Executive Officers as a team and therefore, the performance of Biovail, as measured by the achievement of earnings per share, reflects the joint efforts of the group. The Committee believes that management has a more direct impact on earnings, by being able to increase productivity and control expenses, than it does on shareholder return, which is subject to changes in market conditions that are beyond management's control.

In 2004, Biovail achieved its target earnings per share of $1.35, before special charges.

The Committee also evaluated each executive officer's divisional objectives and personal objectives. For those executive officers who have specific responsibility for a particular business group, achievement percentages was based on that business group's achievement of their goals over the performance period. For those executive officers who have responsibility for a variety of business groups, the percentage was based on a combination of the achievement of the various areas of responsibility. As described above, Biovail sets the goals annually and they may vary from year to year.

For the year ended December 31, 2004, the Committee evaluated each executive against their corporate and individual goals. As a result of this evaluation, one executive received a bonus less than target as a result of that executive's business group not achieving its goal for the year and one executive received a bonus less than target as a result of that officer not achieving personal goals. All other executives achieved their target bonuses.

The employment agreements of three of the Named Executive Officers provide that half of their bonus payments are guaranteed. The remaining 50% of their incentive bonus is based on corporate and individual performance. Final awards were made based on the Committee's assessment of the achievement of their key strategic initiatives.

Stock Option Plans

In 1993, Biovail established a stock option plan (the "1993 Option Plan") which was subsequently approved by shareholders on March 28, 1994. On June 25, 2004, the shareholders of Biovail approved a further stock option plan (the "2004 Option Plan", and together with the 1993 Option Plan, the "Stock Option Plans"). The 2004 Option Plan was adopted so that Biovail could continue to grant stock options to directors, selected employees, and consultants to provide them with an incentive to encourage and facilitate personal stock ownership, thus strengthening their personal commitment to Biovail and providing a longer-term alignment with Biovail's goals. Based on the attainment of corporate and personal goals, participants are eligible to receive a form of compensation that is tied to increases in the market value of Common Shares.

The 1993 Option Plan was replaced by the 2004 Option Plan and no further options are issuable under the 1993 Option Plan. However, all options granted under the 1993 Option Plan are exercisable in accordance with the terms of that plan. The following provides a brief summary of the terms of the 1993 Option Plan and the 2004 Option Plan.

The 1993 Option Plan provides that the exercise price per Common Share of an option is the closing market price at which the shares are traded on the TSX on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. As at May 10, 2005, a maximum of 6,567,459 Common Shares were issuable in respect of options outstanding under the 1993 Option Plan, representing 4.12% of Biovail's issued and outstanding Common Shares. As at May 10, 2005, 19,906,036 Common Shares had been issued on the exercise of options issued under the 1993 Option Plan, representing 12.5% of Biovail's issued and outstanding Common Shares.

Options granted under the 1993 Option Plan have a term of up to 10 years and cannot be assigned or transferred, except in limited circumstances. Under the 1993 Option Plan, the Board may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with the Company or the death or permanent and total disability of the option holder.

Under the 2004 Option Plan, options may be granted to such eligible individuals as the Board of Directors may determine. The terms of the 2004 Option Plan provide that the Board may in its discretion vary the manner and terms pursuant to which options granted under the Plan are exercised. A maximum of 5,000,000 Common Shares, representing 3.14% of Biovail's issued and outstanding capital as at May 10, 2005, may be issued pursuant to the exercise of options under the 2004 Option Plan. Subject to applicable law and the obtaining of shareholder approval, the Board may in its discretion amend the 2004 Option Plan to increase the number of Common Shares that may be issued. As at May 10, 2005, a maximum of 2,359,645 Common Shares were issuable in respect of options outstanding under the 2004 Option Plan, representing 1.48% of Biovail's issued and outstanding Common Shares. As at May 10, 2005, no Common Shares had been issued on the exercise of options issued under the 2004 Option Plan.

The Compensation Committee has determined that the Board that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant.

Under the terms of the 2004 Option Plan, the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of Biovail's issued and outstanding Common Shares. Participants under the 2004 Option

Plan that have already been granted options cannot be granted Common Shares exceeding 5% of Biovail's issued and outstanding Common Shares. In addition, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of Biovail's issued and outstanding Common Shares. The 2004 Option Plan also contains certain restrictions with respect to the awarding of options to insiders of the Company:

  •
  the maximum number of Common Shares that can be issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one year period under Biovail's other share compensation arrangements, cannot exceed 10% of Biovail Common Shares that are issued and outstanding; and

  •
  the maximum number of Common Shares that can be issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under Biovail's other share compensation arrangements, cannot exceed 5% of Biovail Common Shares that are issued and outstanding.

Options granted under the 2004 Option Plan have a term of up to 10 years and cannot be assigned or transferred, except in limited circumstances. The exercise price of each option is determined by the Board and, under the 2004 Option Plan, cannot be less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day is greater on the NYSE, on the trading day prior to the grant date. If the Common Shares are not traded on that day, the weighted average trading price on the next day, or while there was trading, shall be used for this purpose. However, effective January 1, 2005 under the rules of the TSX, generally the exercise price of an option may not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the relevant date. Accordingly, options issued under the 2004 Option Plan will be issued at exercise prices calculated under the new TSX rules.

Options granted under the 2004 Option Plan can only be exercised while an option holder is employed with the Company, subject to the following conditions:

  •
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  •
  if an option holder dies while employed by the Company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  •
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  •
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 30 days after the date of termination.

In addition to the foregoing limitation, the 2004 Option Plan contains certain other restrictions:

  •
  if an option holder engages in a business that competes with that of the Company, or any activity that would be considered detrimental to the Company, prior to any exercise of an option or during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to the Company an amount that equals any gain realized as a result of the exercise of the option; and

  •
  if an option holder has been employed by the Company or one of its affiliates for at least 10 consecutive years, the Plan provides that on the date that the sum of the option holder's age and the years of service with the Company, or an affiliate, equals 70, (a) all of the unvested options held by such option holder will immediately vest and (b) all such vested options shall expire on the earlier of (i) the expiration of the term of such options, and (ii) one year following the termination of employment or term of office with the Company.

If there is a change in control of the Company, the 2004 Option Plan provides that the Board may accelerate the vesting of any or all outstanding options. In the alternative, the Board is entitled to make adequate provision to ensure that, following the completion of the proposed transaction that will result in a change in control, the number and kind of shares subject to outstanding options and/or the exercise price of such options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders.

CHIEF EXECUTIVE OFFICER

The compensation package of the Chief Executive Officer is approved by the Compensation Committee and approved by the Board of Directors. The Chief Executive Officer's compensation package consists of base salary, annual incentives and stock options as described above. As described more fully above, Biovail targets that the Chief Executive Officer's compensation package is in approximately the 50th percentile of each of these components as well as for total compensation with reference to the same comparator group of companies in closely related industries in the U.S. and Canada.

The Committee recognizes the magnitude of the key strategic initiatives set forth for Dr. Squires in the long term as well as the short-term direction of Biovail. The Committee believes that Dr. Squires, with his commitment to be a leader in integrity, transparency and corporate governance, has the potential to lead Biovail to solid financial results in an extremely challenging economic environment. As part of his employment agreement, Dr. Squires was awarded 150,000 sign-on options ensuring that his compensation package is aligned with the interests of shareholders and investors. These options will vest in four equal annual installments of 37,500 options on the anniversary date of the commencement of his employment.

Seventy-five percent of Dr. Squires' annual incentive is based on the achievement of corporate and business objectives which include not only financial but also operational performance goals. In recognition of his contributions in 2004, the Committee awarded Dr. Squires $72,692 in cash bonus and 50,000 options. The options, which become exercisable in 2005 through 2008 in 25% annual increments, will expire five years from the grant date. The Committee believes that options, when used judiciously, can be an extremely effective incentive for superior performance leading to long-term shareholder value.

EXECUTIVE CHAIRMAN

Mr. Melnyk's compensation as Chief Executive Officer in 2004 was established pursuant to an employment agreement entered into between Biovail and Mr. Melnyk. The contract establishes Mr. Melnyk's base salary and option grant. It does not contemplate the awarding of any bonus to Mr. Melnyk.

In October 2004, Mr. Melnyk relinquished the role of Chief Executive Officer to Dr. Squires, maintaining his leadership role as Executive Chairman of the Board. Mr. Melnyk's compensation in respect of his various roles at Biovail will be paid predominantly in DSUs (with a smaller cash component) and he will receive no stock options. Mr. Melnyk will receive no compensation for his role as Executive Chairman. While Mr. Melnyk's new role as Executive Chairman is clearly distinct from the role of Chief Executive Officer, the next 18 months will be a transitional period for Biovail. Mr. Melnyk will increasingly focus on leading the Board in setting the strategic direction for Biovail, while Dr. Squires will focus on operations. Throughout this period, Mr. Melnyk will continue to lend support to Dr. Squires as he takes over responsibility for the day-to-day operations of the Company and the two will work as a team to ensure that a seamless transition is achieved.

Biovail continues to have a competitive executive compensation program which provides for a strong and effective leadership going forward. The Committee intends to continue its policy of relating executive compensation to corporate performance as well as to individual performance.

Report presented by the Compensation Committee:

Dr. Laurence E. Paul (Chairman)
Wilfred G. Bristow
Sheldon Plener

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth the compensation of Biovail's Executive Chairman, Chief Executive Officer, Chief Financial Officer and the five other most highly compensated executive officers of Biovail and its subsidiaries (the "Named Executive Officers") for the three most recently completed financial years of the Company.

		Salary(2) (US$)(3)		Bonus(2) (US$)	Securities Under Options Granted (#)		Restricted Share Units (#)	All Other Compensation (US$)
Name and Principal Position	Year
	Annual Compensation				Long-term Compensation Awards(1)
Eugene N. Melnyk Executive Chairman of the Board and Chief Executive Officer(4)	2004 2003 2002	714,765 668,699 607,908		— — —	100 300,100 501,100		— — —	— — —
Dr. Douglas J.P. Squires Chief Executive Officer(5)	2004	96,923	(6)	72,692	150,000	(7)	—	—
Charles A. Rowland, Jr. Senior Vice President and Chief Financial Officer(8)	2004	153,846	(9)	73,077	50,000	(10)	—	7,569	(11)
David R. Keefer(12) Senior Vice President, Commercial Operations	2004 2003	325,308 190,385		89,460 71,394	8,750 52,500	(13)	— —	12,300 —	(11)
Dr. Gregory J. Szpunar Senior Vice President, Research and Development(14)	2004 2003	340,393 201,923		170,197 100,962	100,000 100,000	(15)	— —	9,693 —	(11)
Brian H. Crombie Senior Vice President and Chief Financial Officer/Senior Vice President, Strategic Development(16)	2004 2003 2002	435,799 424,096 228,339		217,899 75,269 195,190	37,600 135,100 115,100		— — —	17,301 17,242 14,530	(11) (11)(17) (11)(17)
Kenneth C. Cancellara Senior Vice President, Chief Legal Officer and Corporate Secretary	2004 2003 2002	435,799 401,759 277,398		217,900 75,269 195,190	37,600 135,100 115,600		— — —	— 2,855 8,241	(17) (17)
Rolf K. Reininghaus Senior Vice President, Corporate and Strategic Development	2004 2003 2002	154,276 386,602 189,135		77,138 75,269 195,190	39,100 135,100 85,100		— — —	— 2,553 7,368	(17) (17)
(1)
In previous years, this table included a column for long-term incentive plan ("LTIP") payouts. The amounts disclosed in this column would have more properly been disclosed in the separate table titled "Aggregate Options Exercised in Last Fiscal Year and Option Values". Biovail is amending this disclosure for the first time this year. The amounts disclosed last year were as follows: (i) Eugene N. Melnyk: 2002 — $41,310,000, 2001 — $78,570,000; (ii) Kenneth C. Cancellera: 2002 — $1,499,694, 2001 — $1,034,331; and (iii) Rolf K. Reininghaus: 2003 — $7,981,136. In 2004, there were no LTIP payouts under long-term compensation awards.

(2)
The figures in these columns differ with respect to 2003 and 2002 from the figures disclosed in previous information circulars. Prior disclosure reflected salary and bonus paid, rather than earned, in respect of each of these years. This disclosure has been amended this year to reflect salary and bonus earned in respect of these years. The disclosure in the previous years was as follows: (i) Brian H. Crombie: 2003 — $219,793 (Bonus); 2002 — $53,882 (Bonus); and (ii) Kenneth C. Cancellera: 2003 — $219,793 (Bonus); 2002 — $29,332 (Bonus).

(3)
Historical exchange rates C$ to US$: 2004 — 0.7684; 2003 — 0.7138; 2002 — 0.6339.

(4)
Mr. Melnyk was Chief Executive Officer until November 2004.

(5)
Dr. Squires was appointed Chief Executive Officer in November 2004.

(6)
Dr. Squires only served as Chief Executive Officer for a portion of 2004. His annualized salary for 2004 was US$700,000.

(7)
Dr. Squires was awarded 150,000 sign-on options.

(8)
Mr. Rowland was appointed Senior Vice President and Chief Financial Officer in August 2004.

(9)
Mr. Rowland only served as Senior Vice President and Chief Financial Officer for a portion of 2004. His annualized salary for 2004 was US$400,000.

(10)
Mr. Rowland was awarded 50,000 sign-on options.

(11)
Represents Biovail contribution to 401K (U.S.) and Deferred Profit Sharing Plan (CDA).

(12)
Mr. Keefer was appointed Senior Vice President, Commercial Operations in August 2004. Mr. Keefer joined Biovail in May 2003, as Group Vice President, U.S. Field Operations.

(13)
Mr. Keefer was awarded 35,000 sign-on options and 17,500 options in respect of contributions made in 2003.

(14)
Dr. Szpunar was appointed Senior Vice President, Research and Development in April 2003.

(15)
Dr. Szpunar was awarded 50,000 sign-on options and 50,000 options in respect of contributions made in 2003.

(16)
Mr. Crombie served as Senior Vice President and Chief Financial Officer until August 2004, at which point he assumed the role of Senior Vice President, Strategic Development.

(17)
Car allowance.

OPTIONS GRANTED FOR YEAR ENDED DECEMBER 31, 2004

The following table sets out options to purchase Common Shares granted by the Company to the Named Executive Officers in the year ended December 31, 2004.

		% of Total Options Granted to Employees in 2004
	Securities Under Options Granted(1) (#)		Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)
Name					Expiration Date
Eugene N. Melnyk(2)	100	0.01	18.75	17.67	June 11, 2009
Dr. Douglas J.P. Squires(3)	150,000	12.08	18.75	19.08	October 7, 2009
Charles A. Rowland, Jr.(4)	50,000	4.03	18.75	15.86	August 9, 2009
David R. Keefer(5)	8,750	0.70	18.75	20.77	March 3, 2009
Dr. Gregory J. Szpunar(5)	50,000	4.03	18.75	17.67	June 11, 2009
(6)	50,000	4.03	18.75	17.67	June 11, 2009
Brian H. Crombie(5)	37,500	3.02	18.75	17.67	June 11, 2009
(2)	100	0.01	18.75	17.67	June 11, 2009
Kenneth C. Cancellara(1)(5)	37,500	3.02	18.75	17.67	June 11, 2009
(1)(2)	100	0.01	18.75	17.67	June 11, 2009
Rolf K. Reininghaus(7)	39,100	3.15	18.75	17.67	June 11, 2009
(1)
All options were granted under the Company's Stock Option Plans. All options are for the purchase of Common Shares of the Company and are for a term of five years.

(2)
The options become exercisable as at December 31, 2005.

(3)
The options become exercisable as to a maximum of 25% on November 15, 2005, 2006, 2007 and 2008.

(4)
The options become exercisable as to a maximum of 25% on August 9, 2005, 2006, 2007 and 2008.

(5)
The options become exercisable as to a maximum of 25% upon grant and thereafter an additional 25% of the grant becomes exercisable on March 1 of 2005, 2006 and 2007.

(6)
The options become exercisable as to a maximum of 25% upon grant and thereafter an additional 25% of the grant becomes exercisable on April 21, 2005, 2006 and 2007.

(7)
Mr. Reininghaus' options are scheduled to expire on June 28, 2006. However, under the terms of the Stock Option Plans, when an option holder's age plus the option holder's number of years of service with the Company equal 70, all unvested options held by such person vest immediately and such vested options expire on the earlier of (i) the expiry date of the option, and (ii) one year following the termination of the option holder's employment or term of office with the Company. Accordingly, all of Mr. Reininghaus' options vested on June 16, 2002 and are subject to the above-described extended expiry period.

AGGREGATED OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF OPTIONS AT DECEMBER 31, 2004

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2004 and Common Shares under option to the Named Executive Officers as at December 31, 2004.

			Unexercised Options at December 31, 2004		Value of Unexercised in-the-Money Options at December 31, 2004(2)
	Securities Acquired on Exercise
		Aggregate Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Eugene N. Melnyk(1)	120,000	$1,599,600	1,477,700	350,100	—	—
Dr. Douglas J.P. Squires	—	—	—	150,000	—	—
Charles A. Rowland, Jr.	—	—	—	50,000	—	—
David R. Keefer	—	—	15,312	45,938	—	—
Dr. Gregory J. Szpunar	—	—	50,000	150,000	—	—
Brian H. Crombie	—	—	282,075	140,725	—	—
Kenneth C. Cancellara	—	—	314,075	140,725	—	—
Rolf K. Reininghaus	—	—	291,400	—	—	—
(1)
Mr. Melnyk exercised 120,000 options on January 14, 2004 at a strike price of US$10.00. The options were scheduled to expire on January 19, 2004.

(2)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares of the Company, on the NYSE on December 31, 2004 ($16.53), less the exercise price of such options. As at December 31, 2004, there were no in-the-money options held by the Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows, as of December 31, 2004, compensation plans under which equity securities of Biovail are authorized for issuance from the treasury. The information has been aggregated either by equity compensation plans requiring the issuance of Biovail Common Shares previously approved by shareholders, or by equity compensation plans requiring the issuance of Biovail Common Shares not previously approved by shareholders, of which there are none to report. The numbers shown under "Equity Compensation Plans Approved by Security Holders" relate to Biovail's Stock Option Plans. Please refer to the description of the Stock Option Plans under "Report on Executive Compensation" on page 17 of this Circular.

	Number of Securities to be Issued Upon Exercise of Outstanding Options (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b))	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Plan Category
Equity Compensation Plans Approved by Security Holders	7,712,262	$28.49	4,678,500
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	7,712,262	$28.49	4,678,500

TERMINATION OF EMPLOYMENT/CHANGE IN CONTROL ARRANGEMENTS

At the end of 2004, each of the Named Executive Officers had employment agreements with Biovail.

Eugene N. Melnyk, as Executive Chairman of the Board of Biovail, pursuant to an employment agreement effective February 1, 1992, receives annual compensation of $706,147, subject to 10% annual increases during the term of the employment agreement, and is reimbursed for business related expenses. The employment agreement also grants Mr. Melnyk up to 300,000 options per year. The employment agreement will continue automatically for renewal periods of one year unless terminated by either Biovail or Mr. Melnyk. Mr. Melnyk is not entitled to any payments upon termination of his employment agreement upon a change of control.

Dr. Douglas J.P. Squires, as Chief Executive Officer, according to an employment agreement effective October 7, 2004, receives a base salary of $700,000, with a minimum cost of living annual increase, reimbursement of business expenses, plus the right to receive up to 75% of eligible earnings as a cash-based performance bonus, together with up to 150,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his agreement, Dr. Squires was awarded 150,000 options as a one-time signing incentive which will vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment. The employment agreement has an indefinite term. Dr. Squires must provide the Company with 90 days prior written notice upon his intention to terminate the agreement. Where Dr. Squires' employment agreement is terminated other than for cause, he is entitled to 24 months severance in lieu of notice including the vesting during the severance period of any unvested options held by Dr. Squires that would, but for the termination, otherwise vest. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Dr. Squires is entitled to 24 months severance and bonus and is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction. Any options granted to Dr. Squires prior to such change of control become exercisable immediately and any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Dr. Squires' employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Dr. Squires. For the purposes of Dr. Squires' employment agreement, a "change in control" means (a) the lease, exchange, license or similar disposition of all or substantially all of the assets of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction, the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Charles A. Rowland Jr., as Senior Vice President and Chief Financial Officer, pursuant to an employment agreement made as of July 15, 2004, receives a base salary of $400,000, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year subject to the attainment of certain corporate and personal objectives. As part of his employment agreement, Mr. Rowland was awarded 50,000 sign-on options. The employment agreement has an indefinite term. Mr. Rowland must provide the Company with 90 days prior written notice upon his intention to terminate his contract. Where Mr. Rowland's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice, including the vesting of any unvested options during the severance period held by Mr. Rowland that would, but for the termination, otherwise vest. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Rowland is entitled to 24 months severance in lieu of notice and is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction. Any options granted to Mr. Rowland prior to such change of control become exercisable immediately and any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Mr. Rowland's employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Mr. Rowland. For the purposes of Mr. Rowland's employment agreement, a "change in control" means (a) the lease, exchange, license or similar disposition of all or substantially all of the assets of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction, the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity, or (c) the acquisition of more than 50%

of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

David R. Keefer, as Senior Vice President, Commercial Operations, receives a base salary of $350,000 as of August 4, 2004 subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 35,000 options per year, subject to the attainment of certain corporate and personal objectives. Mr. Keefer's employment agreement made as of February 18, 2003 has an indefinite term. Mr. Keefer must provide the Company with 90 days prior written notice upon his intention to terminate his contract. Where Mr. Keefer's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction that results in a change in control of the Company, Mr. Keefer is entitled to 24 months severance in lieu of notice and is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction. Any options granted to Mr. Keefer prior to such change of control become exercisable immediately and any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Mr. Keefer's employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Mr. Keefer. For the purposes of Mr. Keefer's employment agreement, a "change in control" means an acquisition with approval of shareholders of the Company, by merger, reorganization, consolidation or other similar transaction, the result of which is that the individuals or entities who were respective beneficial owners of Common Shares and voting securities of the Company before such transaction are not expected to beneficially own, directly or indirectly, more than 50% of the common stock and combined voting power of the voting securities of the entity resulting from such transaction in substantially the same proportion as immediately before the transaction.

Dr. Gregory J. Szpunar, as Senior Vice President, Chief Scientific Officer, pursuant to an employment agreement made as of March 1, 2003, receives a base salary of $350,010, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are awarded subject to the attainment of certain corporate and personal objectives. The employment agreement has an indefinite term. Dr. Szpunar must provide the Company with 60 days prior written notice upon his intention to terminate his contract. Where Dr. Szpunar's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice, including the vesting during the severance period of any unvested options held by Dr. Szpunar that would, but for the termination, otherwise vest. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Dr. Szpunar is entitled to 24 months severance in lieu of notice and is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction. Any options granted to Dr. Szpunar prior to such change of control become exercisable immediately and any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Dr. Szpunar's employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Dr. Szpunar. For the purposes of Dr. Szpunar's employment agreement, a "change in control" means (a) with the approval of shareholders of the Company, a merger, reorganization, consolidation or other similar transaction, the result of which is that the individuals or entities who were respective beneficial owners of Common Shares and voting securities of the Company before such transaction are not expected to beneficially own, directly or indirectly, more than 50% of the common stock and combined voting power of the voting securities of the entity resulting from such transaction in substantially the same proportion as immediately before the transaction, (b) the sale of substantially all of the assets of the Company, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity, pursuant to a tender offer or otherwise, who do not at own a controlling interest in the stock of the Company.

Brian H. Crombie, as Senior Vice President, Chief Financial Officer and Senior Vice President, Strategic Development thereafter until August 2004, receives an annual salary of $412,000, according to the terms of an employment agreement effective March 1, 2003. It is subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are subject to the attainment of corporate and personal objectives. The employment agreement has an indefinite term. Mr. Crombie must provide the Company with 60 days written notice of his intention to terminate the contract. Where Mr. Crombie's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction that results in a change in control of the Company, Mr. Crombie is entitled to 24 months severance in lieu of notice and is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction. Any options granted prior to such change of control vest immediately. Mr. Crombie's employment contract provides that he will have 12 months following the closing of the change in control transaction in which to exercise such options. Any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Mr. Crombie's employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Mr. Crombie. For the purposes of Mr. Crombie's employment agreement, a "change in control" means (a) the lease, exchange, license or similar disposition of all or substantially all of the assets of the Company and Mr. Melnyk is no longer Chairman of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction, the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity and Mr. Melnyk is no longer Chairman of the Company, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Kenneth C. Cancellara, as Senior Vice President, Chief Legal Officer and Corporate Secretary, receives an annual salary of $412,000 according to an employment agreement made as of March 1, 2003. It is subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are subject to the attainment of certain corporate and personal objectives. The employment agreement has an indefinite term. Mr. Cancellara must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Cancellara's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction that results in a change in control of the Company, Mr. Cancellara is entitled to 24 months severance in lieu of notice, is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction and is entitled to receive a bonus sufficient to allow him to fund the exercise of all unexercised stock options which have vested or vest on the change in control. Any options granted prior to such change of control vest immediately. Mr. Cancellara's employment contract provides that he will have 12 months following the closing of the change in control transaction in which to exercise such options. Any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Mr. Cancellara's employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Mr. Cancellara. For the purposes of Mr. Cancellara's employment agreement, a "change in control" means (a) the lease, exchange, license or similar disposition of all or substantially all of the assets of the Company and Mr. Melnyk is no longer Chairman of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction, the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity and Mr. Melnyk is no longer Chairman of the Company, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Rolf K. Reninghaus, as Senior Vice President, Corporate and Strategic Development and Director, pursuant to an employment agreement made as of March 1, 2003, is entitled to receive for the year 2003 an annual salary of $400,000, subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year, of which 50,000 are to be unconditionally granted and 50,000 are to be awarded subject to the attainment of certain corporate and personal objectives. Mr. Reininghaus must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Reininghaus' contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Reininghaus is entitled to 24 months severance in lieu of notice and is granted the options due to be granted during the 12 months following the public announcement of the change in control transaction. Any options granted to Mr. Reininghaus prior to such change of control vest immediately. Mr. Reninghaus' employment contract provides that he will have 12 months following the closing of the change in control transaction in which to exercise such options. Any options granted as result of the change in control provisions are exercisable as to 33% on the date of closing of the change in control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing. If Mr. Reninghaus' employment with the Company ceases prior to the second anniversary of the closing of the change in control transaction, all unexercised options become immediately exercisable by Mr. Reninghaus. For the purposes of Mr. Reninghaus' employment agreement, a "change in control" means (a) the lease, exchange, license or similar disposition of all or substantially all of the assets of the Company and Mr. Melnyk is no longer Chairman of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction, the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity and Mr. Melnyk is no longer Chairman of the Company, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company. Effective January 1, 2004, Mr. Reininghaus has been working 25 business days per quarter and his compensation and has been correspondingly reduced.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

It is the Company's policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of Biovail, or any of its affiliates, Common Shares. In addition, Biovail does not grant personal loans to its directors and officers.

During fiscal year 2004, no loans were made by Biovail to any of its senior executives and no securities were purchased by any director or officer during 2004 with the financial assistance of Biovail. Furthermore, no director, officer or executive was indebted to Biovail in connection with securities purchase programs during the fiscal year ended December 31, 2004. During fiscal year 2004, there was no indebtedness owing by any officer or director to the Company.

In March 2001, the Company loaned $600,000 to Mr. William Poole, former President, North American Pharmaceuticals. Mr. Poole ceased to be President, North American Pharmaceuticals on May 6, 2003. This loan is secured by the former officer's personal residence and bears interest commencing on March 1, 2004 at a rate equal to the Company's rate of borrowing. The loan is due on March 31, 2008.

DIRECTORS AND OFFICERS INDEMNIFICATION AND LIABILITY INSURANCE

Biovail maintained insurance during 2004 for certain liabilities incurred by directors and officers in their capacity with the Company or its subsidiaries. The policy was subject to a limit of $75,000,000 for the period January 1, 2004 to November 15, 2004, and is subject to a limit of $100,000,000 for the period November 15, 2004 to November 15, 2005. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5 million, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where Biovail is a party to a class action proceeding regarding a securities matter, after the deductible limit is reached, Biovail must pay 30% of all defense costs and other losses above the $5 million deductible threshold. During the 2004 fiscal year the amount of premiums paid in respect of such insurance was $5,900,000. No part of the premium was paid by any individual officer or director.

It is anticipated that the amount of premiums to be paid in respect of such insurance for the 2005 fiscal year will be approximately $5,100,000.

SECTION 4 CORPORATE GOVERNANCE

GOVERNANCE RENEWAL

The Meeting marks an important step in Biovail's ongoing governance enhancement initiative. This process began with the announcement by Chairman Eugene Melnyk in June 2004 of Biovail's commitment to increase investor confidence in the Company. As the first step in achieving that objective, Mr. Melnyk proposed that the Board undertake a comprehensive review of Biovail's governance policies and practices and act upon findings of that review. The proposal was approved unanimously by the Board and embraced by management.

To ensure that the Board was able to draw upon the most current corporate governance practices, we retained the services of the law firm Davies Ward Phillips & Vineberg LLP. As previously noted, the Governance Committee retained Egon Zehnder, a leading international executive search firm with considerable experience in governance advisory and board recruitment assignments, to assist in the recruitment of new directors over time. We also retained Mercer Consulting to work with the Compensation Committee on a going forward basis to provide insight into compensation trends and issues. Also, the Board retained Dr. Peter Stephenson of Meridien Consulting Services Inc. ("Meridien Consulting") to assist in conducting Board evaluations.

The Board identified several goals at the outset of the governance enhancement initiative: first, to build the skills, experience and resources of the Board to allow its governance oversight function to operate most effectively; second, to support an effective management decision-making process; third, to enhance investor and regulator confidence in Biovail; and fourth, to contribute to the Company's ongoing objective of generating value for its shareholders.

This section of the Circular reviews Biovail's achievements in the area of its governance practices to date. It outlines actions already implemented, those that are in the process of being implemented, and those that have been approved for implementation being proposed to the shareholders. These actions have resulted in a number of changes in the composition of the Company's Board of Directors, the way in which it interacts with management and the processes by which it discharges its responsibilities.

A summary of the actions taken by the Biovail Board in the governance area over the past year are set out below under the following broad headings:

  •
  Defining the Responsibilities of the Board and Management;

  •
  Enhancing Board Effectiveness; and

  •
  Improving Communication with Shareholders.

A summary of Biovail's governance practices and certain of its recent initiatives, as well as the alignment of those practices and initiatives with those recommended or required by securities regulators and stock exchanges is set out in Appendix E to this Circular. As described in Appendix E, Biovail's governance practices comply with the requirements imposed by the NYSE on U.S. domestic listed issuers, with the recommendations of the TSX in its Corporate Governance Policy and with the practices recommended by the Canadian Securities Administrators in their recently finalized National Policy 58-201.

In the last several years, a number of organizations have begun to issue ratings on the governance practices of various reporting issuers, including Biovail. The Board and management have reviewed each of the ratings issued with respect to Biovail and have introduced changes to Biovail's governance practices that the Board considers appropriate in response to those ratings.

DEFINING THE RESPONSIBILITIES OF THE BOARD AND MANAGEMENT

One of the most important aspects of Biovail's governance enhancement initiative has been delineating the responsibilities of the Board, Board committees, the Executive Chairman, the Chairman of Board committees and the Chief Executive Officer. The Board has spent a significant amount of time (both through the Governance Committee and at meetings of the full Board) considering the allocation of responsibilities appropriate to Biovail at this point in its development. The results of those discussions, and the governance enhancement actions taken in those matters, are set out on the following pages.

Role of the Board of Directors

The Board is required by law to manage or supervise the management of Biovail's business and affairs. The Board has adopted a written charter that sets out certain of its functions (while not detracting from its overall responsibility for supervising the management of Biovail's business and affairs). The charter is attached as Appendix F to this Circular and is posted on Biovail's Web site at www.biovail.com. The amount of time spent on each function in any year will vary, depending on the issues facing Biovail. Over the past 12 months, the Board has spent significant time on strategic initiatives, including the new "Strategic Plan" (please see page 30 of the Circular for further information on the Company's Strategic Plan) developed by the Chief Executive Officer, on monitoring certain risks facing the Company (including litigation), and on the governance enhancement process.

Role of Board Committees

As part of its governance enhancement initiative, the Board has reviewed its committee structure as well as the charters and membership of each committee.

Committee Structure — Proposed Revisions

The Board currently has three committees — the Audit Committee, the Compensation Committee and the Governance Committee. The Governance Committee has reviewed and recommended to the Board revised charters for each of these committees in recent months. This process is designed to provide a greater level of detail and to reflect changes in regulatory and stock exchange requirements. The amendments to these charters were reviewed by the Governance Committee and recommended to the Board. The amended charters, as approved by the Board, are posted on Biovail's Web site at www.biovail.com.

The Board has resolved to establish a Risk and Compliance Committee. This committee will assist the Board in discharging its responsibility for overseeing the identification and appropriate management of risks facing Biovail. The committee will also oversee and monitor compliance programs established as part of Biovail's risk management strategy.

Composition of Committees

The Governance Committee has also reviewed the composition of each of the Board committees. This process is closely tied to the Board renewal and succession measures implemented under the governance enhancement initiative. In identifying candidates for election to the Board, the Governance Committee was mindful of the need to have appropriately qualified individuals serving on its various committees.

The nomination of Mr. Sokalsky and Mr. Wells for election as directors for the first time at the Meeting reflects the priority assigned by the Governance Committee to enhancing the Board's expertise in financial reporting, risk management, compliance and public company governance. Both Mr. Sokalsky and Mr. Wells are financially literate and are financial experts (as the term "financial expert" is defined in U.S. securities law). Currently, Mr. Sokalsky serves as the Chief Financial Officer of a Canadian public company and Mr. Wells serves as the Chief Financial Officer of a U.S. public company. If elected to the Board, both Mr. Sokalsky and Mr. Wells have agreed to serve on the Audit Committee. Mr. Wells has also agreed to sit on the newly constituted Risk and Compliance Committee, which will allow the Board to benefit from his significant experience in matters relating to risk identification and management and with compliance. As the Governance Committee continues to implement the Board renewal and succession process, it will continue to review the skills and experience that should be added to the Board.

In view of the establishment of the Risk and Compliance Committee, it has been necessary to re-assign directors among the various committees of the Board. As a result of this re-assignment process, the membership of the Governance Committee and the Compensation Committee would be identical in the coming year. Consequently, those committees have been combined into one. If additional independent directors join the Board, the Governance Committee intends to revisit this committee structure, with a view to separating the two committees again.

If the shareholders elect as directors the individuals being proposed in this Circular (and Dr. Squires is appointed as a director), the structure and composition of Biovail's Board and Board committees will be as follows:

PROPOSED BOARD AND COMMITTEE STRUCTURE

Role of the Executive Chairman

Mr. Melnyk serves as Executive Chairman of the Board. He has served as Chairman since Biovail became a public company. In October of last year, Mr. Melnyk announced the separation of the positions of Chairman and Chief Executive Officer and the appointment of Dr. Douglas Squires to the latter role. At that time, Mr. Melnyk became Biovail's Executive Chairman. A detailed position description for the Executive Chairman is available on Biovail's Web site at www.biovail.com.

As Executive Chairman, Mr. Melnyk focuses on effective Board performance, on leading the Board's contribution to management's strategic planning process and on the governance enhancement initiative. He also confers with the Chief Executive Officer on issues of strategic importance to Biovail. In consultation with the Board, Mr. Melnyk has indicated that he expects his involvement in management matters to diminish over the next 18 months as the Chief Executive Officer concludes the implementation of the Company's Strategic Plan.

Role of the Chair of the Governance Committee

Biovail's Executive Chairman is not an independent director. As a result, the Governance Committee has put other structures in place to support the independence of the Board, including regular in camera meetings of the independent directors and the formalization of the leadership position played by the Chairman of the Governance Committee in respect of the independent directors. Among other things, the Chairman of the Governance Committee has the responsibility for chairing the in camera meetings of the independent directors and discusses with the Executive Chairman issues raised by the independent directors in those meetings.

A detailed position description for the Chairman of the Governance Committee is available on Biovail's Web site at www.biovail.com.

Role of the Chief Executive Officer

As previously noted, Dr. Douglas Squires joined Biovail as Chief Executive Officer in the fall of 2004. In this role, he has assumed operational and general management responsibilities for Biovail. He confers with the Executive Chairman on issues of strategic importance to Biovail. A detailed position description for the Chief Executive Officer is available on Biovail's Web site at www.biovail.com.

Over the course of Dr. Squires' first five months with Biovail, he developed and presented to the Board the first elements of a new strategic plan (the "Strategic Plan"). As part of this initiative, the Company is in the process of restructuring its approach to selling and marketing products in the primary-care market of the U.S. In conjunction with this change, the Company entered into a number of agreements with Kos Pharmaceuticals with respect to certain products being promoted to the U.S. primary-care market. This transaction was approved by the Board and announced on May 3, 2005.

ENHANCING BOARD EFFECTIVENESS

Board effectiveness is the cornerstone of Biovail's governance enhancement initiative. The Company believes that an engaged and effective Board plays an important role providing guidance and oversight to management and the long-term enhancement of shareholder value.

Individual Voting for Board Nominees

At the Meeting, Biovail's shareholders will cast separate votes (or withhold their votes) in respect of each candidate for election to the Board of Directors. In adopting this measure, the Company has evolved its practices away from traditional 'slate voting' in order to reflect the governance priorities of its shareholders.

Board Renewal and Succession

The Governance Committee and the Board have considered the current composition of the Board during the governance enhancement process. Based on that review, two primary objectives in recruiting new directors have been identified. The first is to supplement the Board's existing skill set. The second is to reinforce the independence of the Board.

As a result of the process described below, the Governance Committee recommended to the Board two new nominees for election to the Board by the shareholders. In conducting the search for candidates, the Governance Committee retained the services of Egon Zehnder. Under the supervision of the Governance Committee, Egon Zehnder established and implemented a process which included the following elements:

  •
  discussions with the Executive Chairman and with other members of the Board and members of management to solicit views on the skill sets the Board would like to add;

  •
  circulation to the Board and management of candidate profile descriptions based on the input provided by management and the Board;

  •
  approval of candidate profiles by the Governance Committee;

  •
  an initial North America-wide search for candidates fitting two of the approved profiles:

  •
  an experienced Chief Financial Officer of a public company; and

  •
  an experienced U.S. pharmaceutical industry executive.

  •
  meetings between the Executive Chairman, the Chief Executive Officer and other members of Biovail's Board and management; and

  •
  Board approval of two candidates (on the recommendation of the Governance Committee) to be put before the shareholders for election to the Board.

The Governance Committee intends to continue its search for appropriate candidates with U.S. pharmaceutical experience, recognizing that conflicts of interest represent a hurdle. It will also consider other skill sets and candidate profiles that would be likely to enhance Board effectiveness. As appropriate candidates are identified, the Governance Committee may recommend that the Board increase the number of directors and appoint one or more additional directors prior to the next annual meeting of shareholders.

The process of evaluating the skills and independence of the Board will continue in the form of Board succession planning. The Governance Committee is in the process of developing an appropriate succession plan. It intends to use the Board assessment process (see "Director Assessment" below) to assist in identifying immediate succession requirements. Such requirements could arise, for example, from a need for new skills at the Board level in response to shifts in competitive pressures or changes in strategy. The Committee will also track and address replacement needs driven by such factors as retirements and decisions to expand the size of the Board. This assessment process will be completed at about the time of the meeting of shareholders each year. This will give the Governance Committee the necessary time to work with Egon Zehnder to identify candidates for election to the Board at the next annual meeting or for appointment between annual meetings if appropriate.

The Compensation Committee of the Board initiated a review of Board-related compensation matters during the past year. It has initiated one review of the compensation to be paid to the Executive Chairman in order to reflect Mr. Melnyk's above-noted transition from an operational management role to one more fully focused on his Board oversight and governance responsibilities. A second compensation-related review dealt with the compensation to be paid to directors. This review has resulted in changes to the directors' compensation structure, including the elimination of the granting of future options for directors in favour of awards of deferred share units (please see "Compensation of Directors" on page 14 for more information on the DSU Plan).

In addition, the Board has established a share ownership policy in connection with its DSU Plan for directors. This policy reflects the Board's belief that the long-term interests of its directors should be closely and visibly aligned with those of the Company's shareholders.

In Camera Meetings

During the past year the Board increased the frequency with which the directors met in camera. At the conclusion of every Board meeting, the Board meets without management present. Following that meeting, the independent directors meet without the Executive Chairman or any other member of management present. These in camera portions of board meetings facilitate open discussion among members of the Board.

Board Secretariat

The Board has adopted a director resource policy that provides a framework for giving directors the information and support they need to perform their functions effectively. Biovail has established a Board Secretariat that reports to both the Executive Chairman and the Chief Executive Officer. The Board Secretariat supports the Executive Chairman in his Board responsibilities by assisting him in the development of Board agendas, with input from management and committee chairs. It is also responsible for the Governance section of Biovail's Web site at www.biovail.com and a secure intranet site where information about Biovail and the pharmaceutical industry is posted for directors on a regular basis. The Board Secretariat provides a single point of contact for directors seeking additional information and analysis between Board meetings.

The Director Resource Policy is posted on Biovail's Web site at www.biovail.com.

Director Orientation

To help new directors contribute more quickly to the work of the Board, the Governance Committee has developed and the Board has approved a director orientation plan. This plan involves providing new directors with written material including the articles of incorporation and by-laws, the Company's financial statements and past minutes. This material is designed to familiarize new directors with Biovail and its business and to serve as an information resource for all members of the Board. The orientation plan also gives new directors an opportunity to meet with management and outside advisors and to tour Biovail's facilities. As Biovail's most recently elected director, Mr. Van Every has provided a number of important insights on how the director orientation plan can be made more effective. Management has also consulted with Mr. Sokalsky and Mr. Wells to ensure that the topics to be covered in the orientation plan will include matters of greatest relevance to them as new Biovail directors.

Director Education

Since the last meeting of shareholders, Biovail has also developed a plan for the ongoing education of its directors. This plan is specifically tailored to the needs of Biovail and its directors. Management and outside experts will make presentations in areas identified by the Board and management as relevant to the issues currently facing the Company. The goal is to ensure that the content of such presentations is directly relevant to Biovail. As part of the Board assessment process, directors are now asked to identify topics for presentations that would be of greatest relevance to them. The director education program for 2005 is based primarily on those suggestions and on other input provided by members of the Board.

Biovail has also increased the support provided to directors in attending outside seminars and courses. Mr. Van Every has enrolled in the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors. Mr. Mark Durham (Vice President, Human Resources) who is assuming responsibility for Board matters under the Board Secretariat, has also enrolled in the course. In addition, all members of the Board have become members of the Institute of Corporate Directors, which will provide access to information and events on a range of current governance issues.

The Company has also provided its directors with subscriptions to various pharmaceutical trade magazines and information services to help them remain informed on issues facing the pharmaceutical industry.

Director Assessment

The Board of Directors of Biovail retained Dr. Peter Stephenson of Meridien Consulting to assist in evaluating the Board's performance during the previous financial year. The assessment process involved a careful examination of the Board, its role, its objectives, and its relationship with management. Feedback on Board performance was gathered by Dr. Stephenson using a combination of survey and interview methods. Dr. Stephenson then analyzed that feedback and presented it to each of the full Board, its committees, the Executive Chairman, individual directors and the Chief Executive Officer. As part of the assessment process, the Board considered the areas of performance in which the Board could add further value to the business and support to management. The results of the assessment, and feedback on the evaluation process itself, will be integrated into the next Board evaluation cycle.

The Governance Committee intends to complete each year's director assessment process by the time of each annual meeting. This will allow the Committee to incorporate results into planning for the director education program for the following year (see above) and in the Board's succession planning process (see above).

Information Flow to the Board

The Governance Committee has considered the information that would be most useful to the Board in the ongoing discharge of its responsibilities. In response to the input from the Governance Committee and other directors, the Chief Executive Officer developed and invited comment from the Board on the format and content of a report that he proposes to deliver regularly to the Board. This was intended to help the Board refine the nature, form and frequency of the information it requires management to provide on an ongoing basis. In addition, a secure intranet site has been established for posting information about Biovail and the pharmaceutical industry that may be of interest to directors.

IMPROVING COMMUNICATION WITH SHAREHOLDERS

Throughout the governance enhancement process, the Board and management have considered the steps that could be taken to improve shareholder communications.

Consulting with Shareholders

As part of the governance renewal initiative, Mr. Ken Howling, Biovail's Vice President of Finance and Corporate Affairs with responsibility for Investor Relations, initiated calls to a number of the Company's shareholders for two purposes: to solicit their views on Biovail's governance practices and to solicit any suggestions they might have that could be incorporated into the governance enhancement process. Mr. Howling also met with a leading provider of corporate governance research and related services to institutional investors and subsequently reported his findings to the Board. Several shareholders identified individuals within the pharmaceutical industry who might be considered potential Board candidates. The names of these individuals were provided to the executive search firm and their qualifications were reviewed against the candidate profiles approved by the Board. In many instances the individuals were contacted to determine their interest. The individuals who fit the candidate profile were generally still actively employed by Biovail's competitors and were, therefore, ineligible for consideration as candidates for election to the Board.

As part of his responsibility for Investor Relations, Mr. Howling has also reported regularly to the Governance Committee and to the Board on comments received from shareholders and contained in analyst research reports. There is also a section on investor relations activities in the Chief Executive Officer's monthly report to the Board. In addition, shareholders have the opportunity to provide comments to the Board by contacting Biovail's Investor Relations department.

Enhancing Transparency

Biovail has also reviewed its disclosure process to ensure the integrity of the information it provides to the market and to enhance the transparency of its disclosure. A Disclosure Committee has been established and has been actively involved in the review of 2005 disclosure. The Disclosure Committee reports to the Chief Executive Officer and is comprised of the Vice President of Finance and Corporate Affairs (Mr. Howling) as Chair, the Chief Financial Officer (Mr. Rowland), the Vice President, Controller (John Miszuk), the Vice President, Human Resources (Mark Durham) and the Director, Corporate Communications (Paul Stulberg). The written charter for the Disclosure Committee is posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).

THE PROCESS CONTINUES

Biovail has made significant progress in enhancing its corporate governance policies, practices and processes during the past year. The Board recognizes that the governance enhancement initiative is an ongoing process. The immediate focus is on fully implementing all of the measures that have been approved to date. These measures will be refined and adjusted over time to ensure that they fulfil their stated purpose. At the same time, the Board will continue to research, consider, approve and implement additional measures that provide an effective, transparent and accountable governance framework that is most appropriate for Biovail. The following is a summary of the actions approved by the Board to date as part of its governance enhancement initiative to date.

SUMMARY OF RECENT GOVERNANCE INITIATIVES
Defining the Responsibilities of the Board and Management	• engaged a leading authority on corporate governance to work with the Board;
•    adopted a comprehensive written Board charter;
•    reviewed and revised the written Board committee charters;
•    resolved to establish a Risk and Compliance Committee of the Board;
•    reviewed the composition of Board committees;
•    separated the positions of Chairman and Chief Executive Officer;
•    renewed the management team, including the appointment of a new Chief Executive Officer;
•    prepared position descriptions for the Executive Chairman, Chairman of the Governance Committee, Chairman of the Audit Committee and Chief Executive Officer; and
• provided for leadership of independent directors as the Board considers designating a lead director.
Enhancing Board Effectiveness	• adopted individual voting for nominees for election to the Board Initiated Board renewal and succession processes;
• retained Egon Zehnder, a leading international executive search firm to assist in the search for Board candidates;
• developed candidate profiles for prospective directors;
• identified two independent candidates for election to the Board at the 2005 Annual Meeting;
• reviewed the compensation of the Executive Chairman to reflect the transition of his role from operational involvement to one focused on Board effectiveness and governance;
• reviewed the directors' compensation structure with the assistance of Mercer Consulting;
• eliminated the granting of options for directors in favour of awards of deferred share units;
• introduced share ownership guidelines for directors;
• introduced in camera meetings of the Board after each Board meeting;
• introduced in camera meetings of independent directors after each Board meeting;
• adopted a Director Resource Policy;
• established a Board Secretariat;
• developed an orientation plan for new directors;
• introduced an ongoing education plan for all directors;
• enrolled all directors as members of the Institute of Corporate Directors;
• provided directors with subscriptions to relevant pharmaceutical industry publications;
• initiated a process to assess the Board, Board committees and individual directors;
• engaged Meridien Consulting to assist in conducting Board evaluations;
• instituted a process to determine the nature and frequency of information provided by management; and
• developed a secure intranet from which directors may obtain information between meetings;
Communicating with Shareholders	• conducted consultative process with a number of shareholders; • placed an investor relations report in the Chief Executive Officer's monthly Board report;
• reviewed the disclosure process in terms of the integrity/transparency of information issued; and
• established a Disclosure Committee consisting of senior management personnel.

PERFORMANCE GRAPH

The Common Shares of the Company have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and the NYSE since December 12, 1996. The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares of the Company to the cumulative total shareholder return of the S&P 500 Composite Index and the S&P/TSX Composite Index for the period commencing on December 31, 1998 and ending on December 31, 2004.

(1)
Assumes that $100 invested on January 1, 2000 until December 31, 2004.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if such matters should properly come before the Meeting, the proxy will be voted in accordance with the best judgment of the person voting the proxy.

REQUEST FOR DOCUMENTS

Biovail's financial information is contained in its comparative financial statements and related management's discussion and analysis ("MD&A") for the fiscal year ended December 31, 2004. Additional information about Biovail is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

Biovail will provide to any person, upon request to the Secretary of the Company, the following documents:

  (a)
  one copy of the latest Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, that the AIF refers to;

  (b)
  one copy of the comparative financial statements and related MD&A of the Company for the year ended December 31, 2004, together with the accompanying report of the auditor, and one copy of any subsequent interim financial statements and related MD&A; and

  (c)
  the Company's management proxy circular for its most recent annual meeting of shareholders.

Please contact Investor Relations at the following co-ordinates:

        Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000
Fax: 905-286-3500
Email: ir@biovail.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, May 10, 2005.

By Order of the Board of Directors
Kenneth C. Cancellara Senior Vice President, Chief Legal Officer and Corporate Secretary

APPENDIX A RESOLUTION AUTHORIZING CONTINUANCE

CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the continuance of Biovail Corporation (the "Corporation") under the Canada Business Corporations Act (the "CBCA") is authorized and approved;

2.
the Corporation is authorized to make application to the Director under the Business Corporations Act (Ontario) (the "OBCA"), pursuant to section 181 of the OBCA, for authorization to continue under the CBCA;

3.
the Corporation is authorized to make application to the Director under the CBCA, pursuant to section 187 of the CBCA, for a certificate of continuance continuing the Corporation under the CBCA;

4.
the articles of continuance of the Corporation forming part of the said application for continuance shall be substantially in the form annexed hereto as Schedule A and, upon the issuance of a certificate of continuance continuing the Corporation under the CBCA, the articles of the Corporation shall be replaced in their entirety by the said articles of continuance;

5.
the directors of the Corporation are hereby authorized to abandon the application for continuance of the Corporation under the CBCA at any time without further approval of the shareholders of the Corporation; and

6.
any director or officer of the Corporation is authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with such continuance (including, without limitation, the execution and delivery of such articles of continuance and of certificates or other assurances that such continuance will not adversely affect creditors or shareholders of the Corporation), the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.

SCHEDULE A

ARTICLES OF CONTINUANCE

See attached.

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)
1 — Name of the Corporation	Dénomination sociale de la société	2 — Taxation Year End Fin de l'année d'imposition
		M		D J
BIOVAIL CORPORATION
		1	2	3	1
3 — The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social
Ontario
4 — The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of Class A Special shares and an unlimited number of common shares. The rights, privileges, restrictions and conditions attaching to each of the Class A Special shares and the common shares are provided for in Schedule A annexed hereto, which Schedule A is incorporated as part of this Form.
5 — Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu
None
6 — Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs
Minimum: 3, Maximum: 20
7 — Restrictions, if any, on business the corporation may carry on	Limites imposées à l'activité commerciale de la société, s'il y a lieu
None
8 — (1) If change of name effected, previous name	(1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure
(2) Details of incorporation	(2) Détails de la constitution
Ontario Certificate and Articles of Amalgamation dated February 18, 2000
9 — Other provisions, if any	Autre dispositions, s'il y a lieu
See Schedule B annexed hereto, which Schedule is incorporated as part of this Form.
Signature	Printed Name - Nom en lettres moulées	10 — Capacity of - En qualité de	11 — Tel No. - No de tél.

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
IC 3247 (2003/06)

This is Schedule "A" referred to in the foregoing articles of continuance.

CLASS A SPECIAL SHARES

The rights, privileges, restrictions and conditions attaching to the Class A Special Shares are as follows:

1.     Issuable in Series

  (a)
  The Class A Special Shares may from time to time be issued in one or more series and subject to the following provisions, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Class A Special Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion, and any sinking fund or other provisions, subject to regulatory approval, if applicable.

2.     Dividends

  (a)
  The Class A Special Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, rank on a parity with the Special shares of every other class or series and be entitled to preference over the common shares and over any other shares of the Corporation ranking junior to the Class A Special Shares. The Class A Special Shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to such Class A Special Shares as may be fixed in accordance with clause (i).

  (b)
  If any amounts payable on the return of capital in respect of a series of Class A Special Shares are not paid in full, all series of Class A Special Shares shall participate rateably in respect of such dividends and return of capital.

3.     Conversion Into Common

  (a)
  The Class A Special Shares of any series may be made convertible into common shares.

4.     Voting Rights

  (a)
  Unless the directors otherwise determine, the holder of each share of a series of Class A Special Shares shall not be entitled to vote at a meeting of shareholders.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.     Dividends

  (a)
  Subject to the prior rights of the holders of the Class A Special Shares and any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine, and all dividends which the board of directors of the Corporation may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.     Dissolution

  (a)
  In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Class A Special Shares and any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3.     Voting Rights

  (a)
  The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

This is Schedule "B" referred to in the foregoing articles of continuance

The board of directors of the Corporation may, at any time and from time to time, by resolution appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed by the board of directors of the Corporation during the period between any two annual meetings of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such two annual meetings of shareholders of the Corporation.

APPENDIX B RESOLUTION APPROVING BY-LAWS

CONFIRMATION OF NEW BY-LAWS

IT IS RESOLVED THAT:

        effective on the date of the continuance of Biovail Corporation (the "Corporation") under the Canada Business Corporations Act, (a) all of the by-laws of the Corporation heretofore in force are hereby repealed without prejudice to every action heretofore taken thereunder, (b) the numbers designating the by-laws hereby repealed may be allocated to any by-laws of the Corporation hereafter enacted by the directors of the Corporation, and (c)(i) By-Law 1 attached as Part I to this Appendix B, being a by-law regulating the business and affairs of the Corporation, and (ii) By-Law 2 attached as Part II to this Appendix B, being a by-law respecting the borrowing of money and the issuing of securities by the Corporation, are each confirmed as made by the directors of the Corporation (subject to the approval of the continuance by the shareholders of the Corporation).

SCHEDULE A

PART I

BIOVAIL CORPORATION

BY-LAW 1

A by-law relating generally to the conduct of the affairs of BIOVAIL CORPORATION (the "Corporation").

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1.
Definitions

  In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

  (a)
  "Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

  (b)
  "by-law" means any by-law of the Corporation from time to time in force and effect;

  (c)
  all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

  (d)
  words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

  (e)
  the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.
The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

SEAL

3.
The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

4.
Number and Powers

  The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. If a minimum and maximum number of directors is set out in the articles of the Corporation, the number of directors of the Corporation shall be the number of directors elected by the shareholders of the Corporation at the most recent meeting of shareholders. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

  The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

5.
Duties

  Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

  (a)
  act honestly and in good faith with a view to the best interests of the Corporation; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

  Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

6.
Qualification

  Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

7.
Election of Directors

  Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies.

  An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless

  (a)
  he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

  (b)
  he or she was not present at the meeting when the election or appointment took place and

  (i)
  he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

  (ii)
  he or she has acted as a director pursuant to the election or appointment.

8.
Term of Office

  A director's term of office (subject to the provisions (if any) of the Corporation's articles and paragraph 11 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

9.
Ceasing to Hold Office

  A director ceases to hold office if such director:

  (a)
  dies or sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

  (b)
  is removed from office in accordance with paragraph 11 below;

  (c)
  becomes bankrupt; or

  (d)
  is found by a court in Canada or elsewhere to be of unsound mind.

10.
Vacancies

  Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee's predecessor.

11.
Removal of Directors

  Subject to subsection 109(2) of the Act and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term.

  If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

12.
Validity of Acts

  An act of a director or officer is valid notwithstanding an irregularity in their election or appointment or a defect in their qualification.

MEETINGS OF DIRECTORS

13.
Place of Meetings

  Meetings of directors and of any committee of directors may be held at any place.

14.
Calling Meetings

  A meeting of directors may be convened by the Chair of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

15.
Notice

  Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.

  For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

16.
Waiver of Notice

  Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.
Electronic Participation

  Where all the directors of the Corporation consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

18.
Quorum and Voting

  At least 2/3 of the number of directors of the Corporation then in office shall constitute a quorum for the transaction of business, however, if there are fewer than 3 directors, all must be present to constitute a quorum. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall have a second or casting vote in addition to the chair's original vote as a director.

19.
Adjournment

  Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

20.
Resolutions in Writing

  A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

COMMITTEES OF DIRECTORS

21.
General

  The directors may from time to time appoint from their number one or more committees of directors. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

  (a)
  submit to the shareholders any question or matter requiring the approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

  (c)
  subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

  (d)
  issue shares of a series under section 27 of the Act except as authorized by the directors;

  (e)
  declare dividends;

  (f)
  purchase, redeem or otherwise acquire shares issued by the Corporation;

  (g)
  pay any commission referred to in section 41 of the Act, except as authorized by the directors;

  (h)
  approve a management proxy circular;

  (i)
  approve a take-over bid circular or directors' circular;

  (j)
  approve any annual financial statements to be placed before the shareholders of the Corporation; or

  (k)
  adopt, amend or repeal by-laws of the Corporation.

22.
Audit Committee

  If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

  Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

  The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

  The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

  The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

23.
The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS

24.
Subject to the provisions hereof and subsections 124(3) and (4) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

  The Corporation may not indemnify an individual pursuant hereto unless the individual:

  (a)
  acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

  The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

OFFICERS

25.
Appointment of Officers

  The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 21 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chairman of the Board, one or more Vice Presidents, a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

26.
Removal of Officers

  All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

27.
Duties of Officers may be Delegated

  In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

28.
Annual or Special Meetings

  The directors of the Corporation

  (a)
  shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation's preceding financial year; and

  (b)
  may at any time call a special meeting of shareholders.

29.
Place of Meetings

  Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

30.
Electronic Participation and Voting

  Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

31.
Record Dates for Shareholder Meetings

  Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

  If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

  (a)
  at the close of business on the day immediately preceding the day on which the notice is given; or

  (b)
  if no notice is given, the day on which the meeting is held.

32.
Shareholder List

  The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder,

  (a)
  if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

  (b)
  if no record date has been fixed, on the record date established in accordance with paragraph 31 above.

  A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder's name at the meeting to which the list relates.

33.
Notice

  A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice shall be personally delivered or sent by prepaid mail, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

  The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor's duties.

34.
Omission of Notice

  The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

35.
Chair

  The Chair of the Board (if any) shall when present preside at all meetings of shareholders. In the absence of the Chair of the Board (if any), the President or, if the President is also absent, a Vice-President (if any) shall act as chair. If none of such officers is present at a meeting of shareholders, the shareholders present entitled to vote shall choose a director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

36.
Votes

  Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation's articles) have one vote for every share registered in such shareholder's name.

  Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall both on a show of hands and on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

  At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

  If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

  If the chair of a meeting of shareholders declares to the meeting that, if a ballot is conducted, the total number of votes attached to shares represented at the meeting by proxy required to be voted against what to the knowledge of the chair will be the decision of the meeting in relation to any matter or group of matters is less than 5% of all of the votes that might be cast by shareholders personally or by proxy at the meeting on the ballot, unless a shareholder or proxyholder demands a ballot prior to the vote,

  (a)
  the chair may conduct the vote in respect of that matter or group of matters by a show of hands; and

  (b)
  a proxyholder or alternate proxyholder may vote in respect of that matter or group of matters by a show of hands, notwithstanding any directions to the contrary given to such proxyholder or alternate proxyholder from any shareholder who appointed such proxyholder or alternate proxyholder, or any conflicting instructions from more than one such shareholder.

  Where a body corporate or association is a shareholder, any individual authorized by a resolution of the directors or governing body of the body corporate or association may represent it at any meeting of shareholders and exercise at such meeting on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder, provided that the Corporation or the chair of the meeting may require such shareholder or such individual authorized by it to furnish a certified copy of such resolution or other appropriate evidence of the authority of such individual.

  Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

37.
Proxies

  A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

  A form of proxy shall be a written or printed form that complies with the regulations under the Act (to the extent applicable). A form of proxy becomes a proxy on completion by or on behalf of a shareholder and execution by the shareholder or such shareholder's attorney authorized in writing. Alternatively, a proxy may be an electronic document that satisfies the requirements of Part XX.1 of the Act. A proxy is valid only at the meeting in respect of which it is given or at any adjournment thereof.

  The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent (subject to the rights of shareholders to revoke proxies, as provided below).

  A shareholder may revoke a proxy either (i) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or an adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting or an adjournment thereof, or (ii) in any other manner permitted by law.

38.
Adjournment

  The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

39.
Quorum

  Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 51% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

  Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

40.
Resolutions in Writing

  Subject to subsection 142(1) of the Act,

  (a)
  a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and

  (b)
  a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

SHARES AND TRANSFERS

41.
Issuance

  Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

42.
Security Certificates

  Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation, or by a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, or the signature shall be printed or otherwise mechanically reproduced on the certificate. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

43.
Agent

  The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and branch securities registers for the Corporation.

44.
Surrender of Security Certificates

  Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

45.
Defaced, Destroyed, Stolen or Lost Security Certificates

  In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to a trustee, registrar, transfer agent or other agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

46.
Declaration and Payment of Dividends

  The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

  The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

  (a)
  the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

  The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

47.
Joint Securityholders

  In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES

48.
Shareholders' Meetings

  Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

  If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

  (a)
  at the close of business on the day immediately preceding the day on which the notice is given; or

  (b)
  if no notice is given, the day on which the meeting is held.

49.
Dividends, Distributions or Other Purposes

  Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, or (iii) for any other purpose (other than to establish a shareholder's right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken.

  If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

VOTING SECURITIES IN OTHER ISSUERS

50.
All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

51.
Service

  Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or by fax, electronic mail or other electronic means capable of producing a written copy addressed to:

  (a)
  such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;

  (b)
  such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act; and

  (c)
  the auditor of the Corporation at the auditor's latest address known to the Corporation.

  With respect to every notice or other document sent by prepaid mail, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box.

52.
Shareholders Who Cannot be Found

  If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

53.
Shares Registered in More than One Name

  All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

54.
Persons Becoming Entitled by Operation of Law

  Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person's name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

55.
Deceased Shareholder

  Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

56.
Signatures to Notices

  The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

57.
Computation of Time

  Where a given number of days notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service, posting or other communication.

58.
Proof of Service

  A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

59.
All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

CUSTODY OF SECURITIES

60.
All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

  All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

61.
Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the Executive Chairman, the Chief Executive Officer or the Secretary of the Corporation together, provided that (i) any such contracts, documents or instruments in writing that involve a consideration of $250,000 or more must be signed by the Executive Chairman and any one other officer of the Corporation and (ii) any such contracts, etc. that involve a consideration of less than $100,000 may be signed by any two officers of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

  The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

  The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

  The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FINANCIAL YEAR

62.
The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

SCHEDULE B

PART II

Biovail Corporation

BY-LAW 2

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of BIOVAIL CORPORATION (the "Corporation") as follows:

1.
The directors may and they are hereby authorized from time to time to, without authorization of the shareholders,

(a)
borrow money upon the credit of the Corporation;

(b)
limit or increase the amount to be borrowed;

(c)
issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations of the Corporation for such sums and at such prices as may be deemed expedient;

(d)
give a guarantee on behalf of the Corporation to secure payment or performance of an obligation of any person; and

(e)
mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Corporation and the undertaking and rights of the Corporation, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Corporation, including any guarantee given pursuant to subparagraph 1(d) of this by-law.

2.
The directors may from time to time by resolution delegate to any one or more directors or officers, or to any committee of directors, of the Corporation all or any of the powers conferred on the directors by paragraph 1 of this by-law to the full extent thereof or such lesser extent as the directors may in any such resolution provide.

3.
The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any other powers to borrow money for the purposes of the Corporation or to do any other acts or things referred to in paragraph 1 of this by-law possessed by its directors or officers pursuant to the articles of the Corporation, any other by-law of the Corporation or applicable law.

APPENDIX C RESOLUTION TO SET NUMBER OF DIRECTORS

NUMBER OF DIRECTORS

RESOLVED AS A SPECIAL RESOLUTION THAT:

        the number of directors of Biovail Corporation (the "Corporation") and the number of directors to be elected at the annual meeting of the shareholders of the Corporation is hereby determined to be seven and the directors of the Corporation are empowered to determine from time to time by resolution the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation, within the minimum and maximum numbers provided for in the articles of the Corporation.

APPENDIX D RIGHTS OF DISSENTING SHAREHOLDERS

BUSINESS CORPORATIONS ACT (ONTARIO)

Section 185

1.
Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)
amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)
amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)
amalgamate with another corporation under sections 175 and 176;

(d)
be continued under the laws of another jurisdiction under section 181; or

(e)
sell, lease or exchange all or substantially all its property under subsection 184(3),

(f)
a holder of shares of any class or series entitled to vote on the resolution may dissent.

2.
Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)
Clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)
Subsection 170(5) or (6).

3.
Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)
amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

4.
Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

5.
No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

6.
Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

7.
Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

8.
Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

9.
Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

10.
Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

11.
Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

12.
Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

13.
Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

14.
Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)
the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)
the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholders rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificates so presented, without payment of any fee.

15.
Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

16.
Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

17.
Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

18.
Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

19.
Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

20.
Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

21.
Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

22.
Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)
has sent to the corporation the notice referred to in subsection (10); and

(b)
has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

  of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

23.
Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

24.
Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

25.
Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

26.
Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

27.
Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

28.
Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

29.
Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)
withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

30.
Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)
the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

31.
Court Order — Under application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

32.
Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX E STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Biovail's governance practices are disclosed in this circular and are set out in greater detail in the documents posted on its Web site (www.biovail.com). Its governance practices comply with the requirements imposed by the NYSE on U.S. domestic listed issuers, with the recommendations of the TSX in its Corporate Governance Policy and with the practices recommended by the Canadian Securities Administrators in their recently finalized National Policy 58-201 ("NP 58-201").

Biovail has gone beyond compliance in relation to its governance practices and had adopted a number of recommended best practices. We encourage the reader to review the following chart as well as the disclosure under "Corporate Governance Renewal" in the body of the Circular.

The TSX requires that the Company disclose on an annual basis its approach to corporate governance with specific reference to the TSX Guidelines on Corporate Governance (the "TSX Guidelines"). The disclosure set out on the following pages complies with this requirement, and provides additional information about Biovail's governance practices that are contemplated by the NYSE or by NP 58-201.

DISCLOSURE REQUIREMENT	BIOVAIL'S ALIGNMENT	BIOVAIL'S GOVERNANCE PRACTICES

BIOVAIL'S BOARD OF DIRECTORS
The Board should have a majority of independent directors.	✓	Four of the seven directors currently in office are "independent".
Five of the eight directors being proposed for election at the Meeting (or for appointment immediately thereafter) are "independent".

A majority of Biovail's directors are independent. Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of Biovail) with Biovail or any of Biovail's subsidiaries. Any relationship between a director and Biovail, or a subsidiary of Biovail will cause a director not to be considered independent if it is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. Biovail includes commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause a director not to be independent.

As Executive Chairman, Mr. Melnyk confers with the Chief Executive Officer on matters of strategic importance to Biovail and, accordingly, is not considered by the Board to be independent of management. Mr. Reininghaus has been a member of management for a number of years and is therefore also not considered independent.

Mr. Plener is a partner in a major law firm that acts for Biovail and its subsidiaries from time to time on matters of a minor nature. Also, his firm has acted for Mr. Melnyk in certain of his business activities that are unrelated to Biovail (and may continue to act on such matters in the future). For this reason, Mr. Plener did not participate in any decisions of the Compensation Committee or the Board with respect to Mr. Melnyk's position as Executive Chairman or his remuneration in respect of that position.

The Board is confident that Mr. Plener exercises independent judgement and has concluded that Mr. Plener otherwise satisfies all of the tests of independence applicable to Biovail's Board. However, in order to reinforce investor confidence in the independence of the Biovail Board and its processes, the Board has determined not to categorize Mr. Plener as being independent for the time being. Until such time as the Board determines otherwise, Mr. Plener will not be a member of the Audit Committee or of the proposed Nominating, Corporate Governance and Compensation Committee and will not participate in in camera sessions of the independent directors except at the specific invitation of the independent directors.

The two new nominees (Mr. Sokalsky and Mr. Wells) for election to the Board were identified as potential candidates by Egon Zehnder, a leading international executive search firm retained by the Governance Committee. Neither Mr. Sokalsky nor Mr. Wells has a relationship with Biovail or any of its subsidiaries.
Biovail has no "significant shareholder" for the purposes of the TSX Guidelines.

Biovail shareholders and other interested parties may communicate directly to Mr. Melnyk or to the independent directors any concerns they have about Biovail. See the contact information under "How can I contact the independent directors and Chairman?" on page 3 of this Circular.
The Board should examine its size.	✓	The Board may increase its size.

The Board is currently comprised of seven members. Shareholders are being asked to set the number of directors for the coming year at seven. As discussed in this Circular, if the Continuance Resolution is implemented, the directors propose to increase the number of directors to eight and to appoint Dr. Douglas Squires, Biovail's CEO to the Board. The Board is satisfied that, given the skills and experience of the individuals being proposed for election, eight directors is sufficient to allow the Board to discharge its responsibilities. However, if individuals with skills and experience (including pharmaceutical) become available, the Board may add one or more additional directors prior to the next annual meeting of shareholders.

Disclose membership by the Company's directors on other public company Boards.	✓	Biovail has disclosed all of the public, private and charitable boards on which its directors sit. As discussed on page 9 of this Circular under the heading "Election of Directors":

• Mr. Melynk is also a member of the boards of the Ottawa Senators Foundation, the New York Racing Association, the National Hockey League Board of Governors, the Thoroughbred Owners and Breeders Association and the Grayson Jockey Club Research Foundation and is an Honorary Director of Help Us Help the Children, Canada Benefactor of the Tourette Syndrome Association and an Honorary Director of the Belmont Child Care Association;

• Dr. Paul is a member of the boards of Morton's Restaurant Group, Harvard Medical School, the Biomedical Services Division of the American Red Cross and the Los Angeles Chapter of the American Red Cross;
• Mr. Plener is a member of the boards of SMC Hockey Corp. and Capital Sports & Entertainment Inc. and its affiliates;
• Mr. Van Every is a member of the boards of Kelman Technologies Inc., Woods Canada Limited, Erewhon Brands International Limited and The Jockey Club of Canada; and
• Mr. Wells, a nominee to the Board, is currently a member of the Standard & Poor's Corporate Issuer Advisory Board.
The Board should have in place appropriate structures and procedures to ensure that the Board functions independently of management.	✓
The Board has assigned leadership responsibilities to the Chairman of the Governance Committee. The independent directors meet in regular in camera sessions.
Biovail's Executive Chairman is not an independent director. As a result, the Board has put other structures in place to support the independence of the Board, including regular in camera meetings of the independent directors and the formalization of the leadership position played by Chairman of the Governance Committee in respect of the independent directors. Among other things, the Chairman of the Governance Committee has the responsibility for chairing the in camera meetings of the independent directors and discusses with the Executive Chairman, issues raised by the independent directors in those meetings.

The Board should have regular in camera sessions.	✓	The Board of Directors meets in camera without any member of management present as part of every Board meeting. Mr. Melnyk, the Executive Chairman of the Board, presides over these meetings.

In addition, the independent directors meet separately, without management or any non-independent director present, as part of every Board meeting. Mr. Bristow, the Chairman of the Governance Committee, presides at all such meetings.
This practice has been in place since December 2004. Prior to that time, in camera sessions without management present were held on an ad hoc basis.
BOARD CHARTER
The Board should have a written charter.	✓	The Board has adopted a comprehensive written charter.

The mandate of the Board of Directors is included as a schedule to this circular as Appendix F. It is also posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).
Under the mandate, the Board of Directors has explicitly assumed stewardship responsibility for the Company as well as responsibility for the matters specifically set out in the TSX Guidelines.
Among other things, the Board has assumed responsibility for:
• nominating individuals for election by the shareholders to the Board;
• developing Biovail's approach to corporate governance;
• establishing of a culture of integrity among management and throughout Biovail;
• succession planning and executive compensation;
• overseeing of Biovail's business and affairs; and
• reviewing and assessing the effectiveness of the Board and its committees.

POSITION DESCRIPTIONS
The Board should adopt position descriptions for the Board and for the chairs of each Committee.	✓	The Board has approved position descriptions for: • the Executive Chairman of the Board; and
• the Chairman of each Committee of the Board.
These position descriptions are posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).
The Chairman of the Board and of each Committee will be available to respond to questions from shareholders at the Meeting.
The Board should adopt a position description for the CEO.	✓	The Board has approved a position description for the CEO.
This position description is posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).
The Board requires management to obtain the Board's approval for:

• all decisions which are outside the ordinary course of the Company's business (including litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships);
• any expenditure greater than $5 million;
• changes to the Company's organizational structure;
• changes in the structure of the senior management team; and
• hiring and termination of persons holding positions that report directly to the CEO.
ORIENTATION AND CONTINUING EDUCATION
The Board should adopt an orientation program.	✓	New directors receive a comprehensive orientation.

The Company's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on Biovail's structure, organization, current priorities and issues that have been considered by the Board. Directors have access to an archive of Board materials, including management presentations from prior meetings. New directors also attend meetings with the Chairman and key executives, and receive presentations from senior management on all aspects of the Company's business. Through this orientation program new directors have the opportunity to become familiar with the operations and culture of the organization.

All directors should participate in an ongoing education program.	✓	All directors participate in Biovail's continuing education program for directors.

Through the Board's newly adopted continuing education program, directors will be provided with information about Biovail's business and industry through management presentations, subscriptions to industry journals and regular business updates from the CEO. Biovail also provides each director with a membership in the Institute of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.
ETHICAL BUSINESS CONDUCT
The Board should monitor compliance with the Company's Code of Conduct.	✓
All material breaches of Biovail's Code of Conduct are disclosed to the Board.
Management is not aware of any material breaches of Biovail's Code of Conduct. However, it expects management to report any such breaches to it.
Responsibility for oversight of the Code of Conduct will fall within the mandate of the newly constituted Risk and Compliance Committee of the Board.
Conflict of Interest	✓
Biovail has no other contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board of Directors (in each case, without the participation of the director who had the material interest in question).
Culture of Ethical Business Conduct	✓
Biovail's Code of Conduct (referred to above) applies to all the company's directors, officers and employees. The Code of Conduct is available on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance). The Company has also adopted the Pharmaceutical Research and Manufacturers of America code, a set of voluntary guidelines covering appropriate interactions with healthcare professions, and instituted a Healthcare Law Compliance Program, which includes a confidential compliance hotline to respond to employees' questions, comments and complaints.

AUDIT COMMITTEE
The Audit Committee must be fully independent and must operate pursuant to a written charter.	✓
The Company's Audit Committee is fully independent and operates pursuant to a comprehensive written charter.
Biovail's Audit Committee is chaired by Michael Van Every, a recently retired partner from a major accounting firm. Mr. Van Every and the other members of the Audit Committee (Dr. Paul and Mr. Rowan) are each fully independent as that term is defined in connection with audit committee membership under all applicable legislation, regulation and stock exchange rules. The Board has concluded that both Mr. Van Every and Dr. Paul are "financial experts" as defined in the Sarbanes-Oxley Act of 2002. Following the Meeting (if the directors named in this Circular are elected), they will be joined on the committee by Mr. Sokalsky and Mr. Wells, both of whom are currently chief financial officers of public companies.

The Audit Committee operates pursuant to a written charter that includes (among other things) all those responsibilities assigned to it by law. This includes responsibility for reviewing the Company's quarterly and annual financial statements and MD&A and for monitoring the Company's internal control procedures. As contemplated in its charter, the Audit Committee meets regularly with the Company's external auditors without management being present. The Audit Committee mandate is posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).
Additional information with respect to the Audit Committee can be found in the Company's AIF.

NOMINATION OF DIRECTORS
The Governance Committee should be fully independent.	✓	The Company's Governance Committee is fully independent and operates pursuant to a comprehensive written charter.
Biovail's Governance Committee is comprised solely of independent directors (Mr. Bristow (Chairman), Mr. Rowan and Mr. Van Every).
The Governance Committee operates pursuant to a written charter that includes (among other things) all those responsibilities assigned to it by law:
• assisting the Board by identifying individuals qualified to become Board members, consistent with criteria established by the Board
• recommending to the Board the director nominees for the next annual meeting of shareholders
• developing and recommending to the Board a set of corporate governance principles applicable to Biovail
• overseeing the evaluation of the Board and senior management

The evaluated the skills and experience which each member of the current Board possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit Biovail. This has helped the Committee develop several profiles of individuals whose background and skills would complement those of the existing directors. The Committee is developing an evergreen list of candidates from which it could draw when it is appropriate to consider new candidates for election to the Board.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.

COMPENSATION
How we set compensation for the Company's directors and officers.	✓
In setting the compensation of Biovail's officers, the Compensation Committee targets that each officer's compensation package is in the 50th percentile of each component (base salary, annual incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group of companies. For more details on the philosophy and approach adopted by the Compensation Committee, see "Report on Executive Compensation" on page 15 of this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Governance Committee. In December 2004, the Compensation Committee retained Mercer Consulting to provide it with market advice on a going forward basis. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.
Biovail should have a Compensation Committee comprised entirely of independent directors.	✓
The Company's Compensation Committee is fully independent and operates pursuant to a comprehensive written mandate.
The Board has a fully independent Compensation Committee. The Committee's responsibilities include:
• reviewing and recommending to the Board compensation of the CEO;
• recommending to the Board non-CEO compensation, incentive-based plans and equity-based plans; and
• producing compensation disclosure in public documents, including the Committee's annual report on executive compensation, which is included in the Company's information (proxy) circular.
The Committee considers matters within its mandate and makes recommendations to the full Board.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary. The Committee has retained an independent compensation consultant to assist in the discharge of its mandate.

BOARD, COMMITTEE AND DIRECTOR ASSESSMENTS
The Board, its Committees and each individual director should be assessed regularly.	✓	The Board has recently completed an assessment in respect of 2004 which addresses the contribution and effectiveness of the Board, its committees and the individual directors.

Earlier this year, the Governance Committee retained Dr. Peter Stephenson of Meridien Consulting to assist in Board evaluation for 2004. The evaluation process involved a careful examination of the Board and its role, objectives, and relationship with management.

Feedback on Board performance was gathered by the external consultant using a combination of survey and interview methods. Dr. Stephenson then analyzed that feedback and the aggregated input was then used to provide feedback to each of the full Board, committees, the Board Chair, individual directors and the CEO.

Consideration was given to prioritizing areas of performance in which the Board decided it could add further value to the business and support to management. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next Board evaluation cycle.
There should be a process to allow individual directors to engage outside advisors.	✓
Each director has the authority to retain external advisors with the approval of the Chair of the Governance Committee.
This provision is set out in the written charter of the Governance Committee and in the Director Resource Policy. Both of these documents can be found on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance). Fees and expenses relating to the retention of such advisors are pre-approved by the Chair of the Governance Committee and paid by Biovail.

APPENDIX F CHARTER OF THE BOARD OF DIRECTORS

1.         PURPOSE AND RESPONSIBILITY OF THE BOARD

  By approving this Charter, the Board explicitly assumes responsibility for the stewardship of Biovail and its business. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of Biovail's business and affairs.

2.         REVIEW OF CHARTER

  The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate, shall consider such amendments to this Charter as the Nominating and Corporate Governance Committee of the Board shall recommend, and shall make such amendments to this as it considers necessary or appropriate.

CONSTITUTION OF THE BOARD

3.         ELECTION AND REMOVAL OF DIRECTORS

3.1
Number of Directors

  The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time, within any range as may be set out in Biovail's articles at such time.

3.2
Election of Directors

  Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected.

3.3
Vacancies

  The Board may appoint a member to fill a vacancy which occurs in the Board between annual elections of Directors, to the extent permitted by the CBCA.

3.4
Ceasing to be a Director

  A Director will cease to hold office upon:

  (i)
  delivering a resignation in writing to Biovail;

  (ii)
  being removed from office by an ordinary resolution of the shareholders;

  (iii)
  his or her death; or

  (iv)
  becoming disqualified from acting as a Director.

3.5
Deemed Resignation.

  A Director shall offer his or her resignation to Biovail (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

4.         CRITERIA FOR DIRECTORS

4.1
Qualifications of Directors

  Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.

4.2
Residency

  At least 25% of the Directors shall be resident Canadians.

4.3
Independence of Directors

(a)
The composition of the Board shall comply with all statutory and regulatory requirements to which Biovail is subject. Without limiting the generality of the foregoing, at least one-third of the Directors shall not be officers or employees of Biovail or any of its affiliates.

  (b)
  At least a majority of the Directors shall be independent as "independence" is defined for the purposes of board composition under applicable regulatory and stock exchange requirements. Notwithstanding the foregoing, the independence of a Director shall not be affected by the membership of that Director on the Independent Committee of the Board (the establishment and constitution of which was approved, ratified and confirmed by the Board on January 27, 2005) or the participation by the Director in discharging the responsibilities of such Independent Committee.

4.4
Other Criteria

  The Board may establish other criteria for Directors as contemplated in this Charter.

5.         BOARD CHAIRMAN

5.1
Chairman to Be Appointed Annually

  The Board shall appoint the Chairman annually at the first meeting of the Board after a meeting of the members at which Directors are elected. If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

6.         REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

6.1
Remuneration

  Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Compensation Committee of the Board.

6.2
Retaining and Compensating Advisors

  Each Director shall have the authority to retain outside counsel and any other external advisors from time to time as appropriate with the approval of the Chairman of the Nominating and Corporate Governance Committee, which approval may not be unreasonably withheld or delayed.

MEETINGS OF THE BOARD

7.         MEETINGS OF THE BOARD

7.1
Time and Place of Meetings

  Meetings of the Board shall be called and held in the manner and at the location contemplated in Biovail's by-laws.

7.2
Frequency of Board Meetings

  The Board shall meet at least four times per year on a quarterly basis.

7.3
Quorum

  In order to transact business at a meeting of the Board:

  (a)
  at least a majority of Directors then in office shall be present; and

  (b)
  at least 25% of the Directors present must be resident Canadians (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present, must approve the business transacted at the meeting, whether in writing, by phone or otherwise).

7.4
Secretary of the Meeting

  The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

7.5
Right to Vote

  Each member of the Board shall have the right to vote on matters that come before the Board.

7.6
Invitees

  The Board may invite any of Biovail's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

8.         IN CAMERA SESSIONS

8.1
In Camera Sessions of Non-Management Directors

  At the conclusion of each meeting of the Board, the Directors shall meet without any member of management being present (including any Director who is a member of management).

8.2
In Camera Sessions of Independent Directors

  At the conclusion of each meeting of the Board, the independent Directors shall meet without any member of management or any non-independent Director being present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

9.         DELEGATION AND RELIANCE

9.1
Delegation to Committees

  The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from delegating. However, no committee of the Board shall have the authority to make decisions which bind Biovail, except to the extent that such authority has been expressly delegated to such committee by the Board.

9.2
Requirement for Certain Committees

  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate:

  (a)
  Audit Committee;

  (b)
  Nominating and Corporate Governance Committee;

  (c)
  Compensation Committee; and

  (d)
  Risk and Compliance Committee.

9.3
Composition of Committees

  The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with listing requirements of the Stock Exchanges and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

9.4
Review of Charters

  On an annual basis, the Board will review the recommendations of the Nominating and Corporate Governance Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

9.5
Delegation to Management

  Subject to Biovail's articles and by-laws, the Board may designate the offices of Biovail, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of Biovail, except to the extent that such delegation is prohibited under the CBCA or limited by the articles or by-laws of Biovail or by any resolution of the Board or policy of Biovail.

9.6
Limitations on Management Authority

  The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

  (a)
  all decisions which are outside of the ordinary course of Biovail's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships);

  (b)
  any expenditure above an amount specified by the Board from time to time;

  (c)
  appointment of officers; and

  (d)
  such other matters as the Board may determine from time to time.

9.7
Reliance on Management

  The Board is entitled to rely in good faith on the information and advice provided to it by Biovail's management.

9.8
Reliance on Others

  The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

9.9
Oversight

  The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

10.      DUTIES OF INDIVIDUAL DIRECTORS

10.1
Fiduciary Duty and Duty of Care

  In exercising his or her powers and discharging his or her responsibilities, a Director shall:

  (a)
  act honestly and in good faith with a view to the best interests of Biovail; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10.2
Compliance with CBCA and Constating Documents

  A Director shall comply with the CBCA and the regulations to the CBCA as well as with Biovail's articles and by-laws.

10.3
Compliance with Biovail's Policies

  A Director shall comply with all policies of Biovail applicable to members of the Board as approved by the Board.

11.      RESPONSIBILITIES OF DIRECTORS

11.1
Responsibilities Set out in Charter

  A Director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

11.2
Orientation and Education

  A Director shall participate in the orientation and continuing education programs developed by Biovail for the Directors.

11.3
Meeting Preparation and Attendance

  In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

  (a)
  review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

  (b)
  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

11.4
Assessment

  A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

11.5
Other Responsibilities

  A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

12.      BOARD RESPONSIBILITY FOR SPECIFIC MATTERS

12.1
Responsibility for Specific Matters

  The Board explicitly assumes responsibility for the matters set out in Section VI of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of Biovail's business and affairs.

12.2
Delegation to Committees

  Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.      CORPORATE GOVERNANCE GENERALLY

13.1
Governance Practices and Principles

  The Board shall be responsible for developing Biovail's approach to corporate governance.

13.2
Governance Disclosure

  The Board shall approve disclosure about Biovail's governance practices in any document before it is delivered to Biovail's shareholders or filed with securities regulators or with the Stock Exchanges.

13.3
Certification

  The Board shall review and approve before it is filed, each certification required to be delivered by Biovail's CEO and/or CFO to the Stock Exchanges with respect to Biovail's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

13.4
Delegation to Nominating and Governance Committee

  The Board may direct the Nominating and Corporate Governance Committee to consider the matters contemplated in this and to report and make recommendations to the Board with respect to these matters.

14.      RESPONSIBILITIES RELATING TO MANAGEMENT

14.1
Integrity of Management

  The Board shall, to the extent feasible, satisfy itself:

  (a)
  as to the integrity of the CEO and other senior officers; and

  (b)
  that the CEO and other senior officers create a culture of integrity throughout the organization.

14.2
Succession Planning

  The Board shall be responsible for succession planning, including appointing, training and monitoring senior management.

14.3
Executive Compensation Policy

  The Board shall receive recommendations of the Compensation Committee and make such determinations as it considers appropriate with respect to:

  (a)
  CEO's compensation level;

  (b)
  non-CEO officer compensation;

  (c)
  director compensation;

  (d)
  incentive-compensation plans; and

  (e)
  equity-based plans.

15.      OVERSIGHT OF THE OPERATION OF THE BUSINESS

15.1
Risk Management

  Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of Biovail's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2
Strategic Planning Process

  The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Biovail's business.

15.3
Internal Control and Management Information Systems

  The Board shall review the reports of management and the Audit Committee concerning the integrity of Biovail's internal control and management information systems. Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to such systems to ensure integrity of such systems.

15.4
Communications Policy and Feedback Process

(a)
The Board shall review and, if determined appropriate, approve a communication policy for Biovail for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board shall consider, among other things, the recommendations of management and the Nominating and Corporate Governance Committee with respect to this policy.

(b)
The Board shall establish a process pursuant to which the Board can receive feedback from securityholders.

15.5
Financial Statements

(a)
The Board shall receive regular reports from the Audit Committee with respect to the integrity of Biovail's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

(b)
The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of Biovail to be delivered to shareholders. If appropriate, the Board shall approve such financial statements.

15.6
Capital Management

  The Board shall receive regular reports from management on the structure and management of Biovail's capital.

15.7
Pension Plan Matters

  The Board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

  (a)
  Code of Business Conduct and Ethics. The Board will review and approve a Code of Business Conduct and Ethics for Biovail. In adopting this code, the Board will consider the recommendations of the Nominating and Corporate Governance Committee concerning its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

  (b)
  Compliance and Disclosure. The Board will direct the Nominating and Corporate Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board will consider any report of the Nominating and Corporate Governance Committee concerning these matters, and will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Director or senior officer of Biovail from complying with the Code of Business Conduct and Ethics.

16.      NOMINATION OF DIRECTORS

16.1
Nomination and Appointment of Directors

(a)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(b)
The Board shall adopt a process recommended to it by the Nominating and Corporate Governance Committee pursuant to which the Board shall:

(i)
consider what competencies and skills the Board, as a whole, should possess; and

(ii)
assess what competencies and skills each existing Director possesses.

17.      BOARD EFFECTIVENESS

17.1
Position Descriptions

  The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Corporate Governance Committee concerning formal position descriptions for:

  (a)
  the Chairman of the Board, the Lead Director (if any) and for the Chairman of each committee of the Board; and

  (b)
  the CEO.

17.2
Director Orientation and Continuing Education

  The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Corporate Governance Committee concerning:

  (a)
  a comprehensive orientation program for new Directors; and

  (b)
  a continuing education program for all Directors.

17.3
Board, Committee and Director Assessments

  The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Corporate Governance Committee for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

17.4
Annual Assessment of the Board

  Each year, the Board shall assess its performance and effectiveness in accordance with the process established by the Nominating and Corporate Governance Committee.

  DATED at Mississauga this 4th day of May, 2005.

SCHEDULE "A"

DEFINITIONS

In this Charter:

  (a)
  "Board" means the board of directors of Biovail;

  (b)
  "CEO" means Biovail's chief executive officer;

  (c)
  "Chairman" means the Chairman of the Board;

  (d)
  "Charter" means this charter, as amended from time to time;

  (e)
  "Director" means a member of the Board;

  (f)
  "Biovail" means Biovail Corporation; and

  (g)
  "Stock Exchanges" means, at any time, any stock exchange on which any securities of Biovail are listed for trading at the applicable time.

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PROPOSED BOARD AND COMMITTEE STRUCTURE
CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT
SCHEDULE A ARTICLES OF CONTINUANCE
CLASS A SPECIAL SHARES
COMMON SHARES
CONFIRMATION OF NEW BY-LAWS
SCHEDULE A PART I BIOVAIL CORPORATION BY-LAW 1
INTERPRETATION
REGISTERED OFFICE
SEAL
DIRECTORS
MEETINGS OF DIRECTORS
COMMITTEES OF DIRECTORS
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES
INDEMNITIES TO DIRECTORS AND OTHERS
OFFICERS
SHAREHOLDERS' MEETINGS
SHARES AND TRANSFERS
DIVIDENDS
RECORD DATES
VOTING SECURITIES IN OTHER ISSUERS
NOTICES, ETC.
CHEQUES, DRAFTS, NOTES, ETC.
CUSTODY OF SECURITIES
EXECUTION OF CONTRACTS, ETC.
FINANCIAL YEAR
SCHEDULE B PART II Biovail Corporation BY-LAW 2
NUMBER OF DIRECTORS
BUSINESS CORPORATIONS ACT (ONTARIO)
CONSTITUTION OF THE BOARD
MEETINGS OF THE BOARD
DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD
DUTIES AND RESPONSIBILITIES
SCHEDULE "A" DEFINITIONS